UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

For Immediate Release:

Financial Statements for the Second Quarter of Fiscal 2012 (Six months ended September 30, 2012) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2012

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/

Representative:	Yasuhiro Sato President & CEO
For Inquiry:	Hisaaki Hirama General Manager of Accounting
Phone: +81-3-5224-2030

Filing of Shihanki Hokokusho (scheduled):	November 28, 2012	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):	December 7, 2012

Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2012

(for the six months ended September 30, 2012)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1H F2012	1,447,821	7.6	285,747	11.4	184,276	(27.6)
1H F2011	1,344,326	(7.2)	256,467	(39.4)	254,665	(25.4)

Note: Comprehensive Income: 1H F2012: ¥181,738 million, 2.3%; 1H F2011: ¥177,529 million, (39.6)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2012	7.49	7.24
1H F2011	11.28	10.76

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Consolidated Capital Adequacy Ratio (BIS Standard)
	¥ million	¥ million	%	%
1H F2012	165,599,660	6,751,845	3.0	15.45
Fiscal 2011	165,360,501	6,869,295	2.9	15.50

Reference:	Own Capital: As of September 30, 2012: ¥4,973,843 million; As of March 31, 2012: ¥4,909,437 million

Notes:	1.	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100
	2.

Consolidated Capital Adequacy Ratio (BIS Standard) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).

	3.	Consolidated Capital Adequacy Ratio (BIS) as of September 30, 2012 is a preliminary figure.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2011	—	3.00	—	3.00	6.00
Fiscal 2012	—	3.00
Fiscal 2012 (estimate)			—	3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2012 (for the fiscal year ending March 31, 2013)

	(%: Changes from the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2012	500,000	3.1	20.45

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2012: No
	2.	The number of shares of common stock used in the above calculation is based on the following:
•

The average of “the average number of shares during the 1H Fiscal 2012” and “the number of shares as of September 30, 2012 (which is expected to be the average number of shares during the 2H of fiscal 2012)” is used.

•

It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock in the 2H of fiscal 2012.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: Yes

„ Restatements: No

(Note)	As changes during this period correpond to changes in accounting policies which are difficult to distinguish from changes in accounting estimates, “Changes in accounting policies due to revisions of accounting standards, etc.” and “Changes in accounting estimates” are presented with “Yes”. For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 2 of the attachment.

(3) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of September 30, 2012 As of March 31, 2012	24,056,154,457 shares 24,048,165,727 shares

‚ Period-end treasury stock:	As of September 30, 2012 As of March 31, 2012	22,956,973 shares 37,046,418 shares

ƒ Average number of outstanding shares:	1st Half of Fiscal 2012 1st Half of Fiscal 2011	24,026,109,898 shares 22,181,330,433 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2012

(for the six months ended September 30, 2012)

(1) Non-Consolidated Results of Operations			(%: Changes from the previous first half)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
1H F2012	247,269	979.2	236,792	—	234,342	—	234,020	—
1H F2011	22,910	(29.7)	12,502	(45.6)	9,145	(45.4)	9,050	(45.4)

	Net Income per Share of Common Stock
	¥
1H F2012	9.56
1H F2011	0.21

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2012	6,169,438	4,842,886	78.4
Fiscal 2011	6,128,424	4,688,334	76.4

Reference:	Own Capital: As of September 30, 2012: ¥4,840,136 million; As of March 31, 2012: ¥4,686,175 million

(Presentation of Implementation Status of Interim Review Procedure)

The semi-annual audit procedure of consolidated and non-consolidated interim financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2011	—	10.00	—	10.00	20.00
Fiscal 2012	—	10.00
Fiscal 2012 (estimate)			—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2011	—	15.00	—	15.00	30.00
Fiscal 2012	—	15.00
Fiscal 2012 (estimate)			—	15.00	30.00

Mizuho Financial Group, Inc.

mContents of Attachment

1.	Matters Related to Summary Information (Notes)	p.2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.2

2.	Interim Consolidated Financial Statements	p.3
	(1) Consolidated Balance Sheets	p.3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.5
	(3) Consolidated Statements of Changes in Net Assets	p.7
	(4) Note for Assumption of Going Concern	p.9

3.	Interim Non-Consolidated Financial Statements	p.10
	(1) Non-Consolidated Balance Sheets	p.10
	(2) Non-Consolidated Statements of Income	p.11
	(3) Non-Consolidated Statements of Changes in Net Assets	p.12
	(4) Note for Assumption of Going Concern	p.13

SELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2012

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

A MHFG IR conference for institutional investors and analysts is scheduled for November 21 2012 (Wednesday). It will be broadcasted live on the Internet and its presentation materials will also be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

Mizuho Financial Group and its domestic consolidated subsidiaries have applied the depreciation method based on the revised Corporation Tax Law to tangible fixed assets newly booked on or after April 1, 2012 beginning with this interim period, following the revision of the Corporation Tax Law. The effect of this application on the consolidated statement of income is immaterial.

2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2012	As of September 30, 2012
Assets
Cash and Due from Banks	¥7,278,477	¥8,217,669
Call Loans and Bills Purchased	249,032	326,889
Receivables under Resale Agreements	7,123,397	8,813,278
Guarantee Deposits Paid under Securities Borrowing Transactions	6,406,409	6,446,602
Other Debt Purchased	1,542,062	1,378,582
Trading Assets	14,075,005	15,448,338
Money Held in Trust	71,414	72,907
Securities	51,392,878	48,551,986
Loans and Bills Discounted	63,800,509	63,650,211
Foreign Exchange Assets	1,016,665	1,038,653
Derivatives other than for Trading Assets	4,474,729	4,073,950
Other Assets	2,871,153	2,695,563
Tangible Fixed Assets	923,907	899,877
Intangible Fixed Assets	485,995	475,510
Deferred Tax Assets	359,987	437,489
Customers’ Liabilities for Acceptances and Guarantees	3,980,644	3,723,410
Reserves for Possible Losses on Loans	(691,760)	(651,217)
Reserve for Possible Losses on Investments	(10)	(43)

Total Assets	¥165,360,501	¥165,599,660

3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2012	As of September 30, 2012
Liabilities
Deposits	¥78,811,909	¥79,013,741
Negotiable Certificates of Deposit	11,824,746	12,394,561
Call Money and Bills Sold	5,668,929	5,660,219
Payables under Repurchase Agreements	12,455,152	14,079,596
Guarantee Deposits Received under Securities Lending Transactions	7,710,373	9,191,355
Commercial Paper	362,694	426,514
Trading Liabilities	8,215,668	7,992,452
Borrowed Money	14,763,870	11,803,697
Foreign Exchange Liabilities	233,184	167,989
Short-term Bonds	538,198	494,598
Bonds and Notes	4,783,180	4,855,663
Due to Trust Accounts	1,003,129	1,057,519
Derivatives other than for Trading Liabilities	4,288,356	3,549,842
Other Liabilities	3,610,067	4,214,724
Reserve for Bonus Payments	38,577	27,181
Reserve for Employee Retirement Benefits	36,053	36,956
Reserve for Director and Corporate Auditor Retirement Benefits	2,256	1,850
Reserve for Possible Losses on Sales of Loans	8	20
Reserve for Contingencies	24,559	14,526
Reserve for Reimbursement of Deposits	15,769	16,013
Reserve for Reimbursement of Debentures	20,193	24,515
Reserves under Special Laws	1,221	1,194
Deferred Tax Liabilities	19,219	17,085
Deferred Tax Liabilities for Revaluation Reserve for Land	83,243	82,586
Acceptances and Guarantees	3,980,644	3,723,410

Total Liabilities	158,491,206	158,847,814

Net Assets
Common Stock and Preferred Stock	2,254,972	2,254,972
Capital Surplus	1,109,783	1,109,508
Retained Earnings	1,405,066	1,513,862
Treasury Stock	(7,074)	(4,716)

Total Shareholders’ Equity	4,762,749	4,873,626

Net Unrealized Gains (Losses) on Other Securities	37,857	(33,425)
Deferred Gains or Losses on Hedges	67,045	94,126
Revaluation Reserve for Land	144,635	143,449
Foreign Currency Translation Adjustments	(102,850)	(103,933)

Total Accumulated Other Comprehensive Income	146,687	100,216

Stock Acquisition Rights	2,158	2,749
Minority Interests	1,957,699	1,775,252

Total Net Assets	6,869,295	6,751,845

Total Liabilities and Net Assets	¥165,360,501	¥165,599,660

4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

      [Consolidated Statements of Income]

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Ordinary Income	¥1,344,326	¥1,447,821
Interest Income	693,324	694,989
Interest on Loans and Bills Discounted	435,294	440,615
Interest and Dividends on Securities	167,052	168,509
Fiduciary Income	24,507	23,913
Fee and Commission Income	267,300	270,722
Trading Income	87,688	122,453
Other Operating Income	187,294	246,823
Other Ordinary Income	84,210	88,920
Ordinary Expenses	1,087,858	1,162,074
Interest Expenses	158,175	161,963
Interest on Deposits	49,672	45,915
Interest on Debentures	339	—
Fee and Commission Expenses	55,968	56,257
Other Operating Expenses	55,429	36,631
General and Administrative Expenses	636,777	607,327
Other Ordinary Expenses	181,507	299,895

Ordinary Profits	256,467	285,747

Extraordinary Gains	91,443	974
Extraordinary Losses	4,277	9,307

Income before Income Taxes and Minority Interests	343,634	277,414

Income Taxes:
Current	21,043	128,456
Deferred	25,991	(77,383)
Total Income Taxes	47,034	51,073
Net Income before Minority Interests	296,599	226,341
Minority Interests in Net Income	41,933	42,064

Net Income	¥254,665	¥184,276

5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Income before Minority Interests	¥296,599	¥226,341
Other Comprehensive Income	(119,070)	(44,602)
Net Unrealized Gains (Losses) on Other Securities	(136,627)	(70,559)
Deferred Gains or Losses on Hedges	18,788	26,986
Revaluation Reserve for Land	—	(0)
Foreign Currency Translation Adjustments	(516)	(1,874)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(714)	845

Comprehensive Income	177,529	181,738

Comprehensive Income Attributable to Owners of the Parent	143,034	138,991
Comprehensive Income Attributable to Minority Interests	34,495	42,747

6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,181,375	¥2,254,972
Changes during the period
Issuance of New Shares	350	—
Increase in Stock due to Share Exchange	73,247	—

Total Changes during the period	73,597	—

Balance as of the end of the period	2,254,972	2,254,972

Capital Surplus
Balance as of the beginning of the period	937,680	1,109,783
Changes during the period
Issuance of New Shares	350	—
Increase in Stock due to Share Exchange	171,575	—
Disposition of Treasury Stock	173	(275)

Total Changes during the period	172,099	(275)

Balance as of the end of the period	1,109,779	1,109,508

Retained Earnings
Balance as of the beginning of the period	1,132,351	1,405,066
Changes during the period
Cash Dividends	(140,097)	(76,322)
Net Income	254,665	184,276
Disposition of Treasury Stock	(199)	(344)
Transfer from Revaluation Reserve for Land	2,618	1,185

Total Changes during the period	116,987	108,795

Balance as of the end of the period	1,249,339	1,513,862

Treasury Stock
Balance as of the beginning of the period	(3,196)	(7,074)
Changes during the period
Increase in Stock due to Share Exchange	(13,318)	—
Repurchase of Treasury Stock	(2)	(246)
Disposition of Treasury Stock	3,804	2,603

Total Changes during the period	(9,515)	2,357

Balance as of the end of the period	¥(12,712)	¥(4,716)

7

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Total Shareholders’ Equity
Balance as of the beginning of the period	¥4,248,209	¥4,762,749
Changes during the period
Issuance of New Shares	701	—
Increase in Stock due to Share Exchange	231,504	—
Cash Dividends	(140,097)	(76,322)
Net Income	254,665	184,276
Repurchase of Treasury Stock	(2)	(246)
Disposition of Treasury Stock	3,779	1,984
Transfer from Revaluation Reserve for Land	2,618	1,185

Total Changes during the period	353,168	110,877

Balance as of the end of the period	4,601,378	4,873,626

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the beginning of the period	(21,648)	37,857
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(130,732)	(71,282)

Total Changes during the period	(130,732)	(71,282)

Balance as of the end of the period	(152,381)	(33,425)

Deferred Gains or Losses on Hedges
Balance as of the beginning of the period	68,769	67,045
Changes during the period
Net Changes in Items other than Shareholders’ Equity	18,461	27,080

Total Changes during the period	18,461	27,080

Balance as of the end of the period	87,230	94,126

Revaluation Reserve for Land
Balance as of the beginning of the period	137,707	144,635
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(2,618)	(1,186)

Total Changes during the period	(2,618)	(1,186)

Balance as of the end of the period	¥135,088	¥143,449

8

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Foreign Currency Translation Adjustments
Balance as of the beginning of the period	¥(103,921)	¥(102,850)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	640	(1,082)

Total Changes during the period	640	(1,082)

Balance as of the end of the period	(103,281)	(103,933)

Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	80,906	146,687
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(114,250)	(46,470)

Total Changes during the period	(114,250)	(46,470)

Balance as of the end of the period	(33,343)	100,216

Stock Acquisition Rights
Balance as of the beginning of the period	2,754	2,158
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,735)	590

Total Changes during the period	(1,735)	590

Balance as of the end of the period	1,019	2,749

Minority Interests
Balance as of the beginning of the period	2,292,128	1,957,699
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(342,253)	(182,447)

Total Changes during the period	(342,253)	(182,447)

Balance as of the end of the period	1,949,875	1,775,252

Total Net Assets
Balance as of the beginning of the period	6,623,999	6,869,295
Changes during the period
Issuance of New Shares	701	—
Increase in Stock due to Share Exchange	231,504	—
Cash Dividends	(140,097)	(76,322)
Net Income	254,665	184,276
Repurchase of Treasury Stock	(2)	(246)
Disposition of Treasury Stock	3,779	1,984
Transfer from Revaluation Reserve for Land	2,618	1,185
Net Changes in Items other than Shareholders’ Equity	(458,238)	(228,327)

Total Changes during the period	(105,069)	(117,449)

Balance as of the end of the period	¥6,518,929	¥6,751,845

(4) Note for Assumption of Going Concern

There is no applicable information.

9

Mizuho Financial Group, Inc.

3. Interim Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2012	As of September 30, 2012
Assets
Current Assets
Cash and Due from Banks	¥14,452	¥17,634
Accounts Receivable	1,447	47,048
Other Current Assets	6,893	7,159
Total Current Assets	22,793	71,842
Fixed Assets
Tangible Fixed Assets	2,234	2,580
Intangible Fixed Assets	2,726	2,431
Investments	6,100,670	6,092,584
Investments in Subsidiaries and Affiliates	6,034,643	6,034,643
Other Investments	66,027	57,941
Total Fixed Assets	6,105,631	6,097,596

Total Assets	¥6,128,424	¥6,169,438

Liabilities
Current Liabilities
Short-term Borrowings	¥741,070	¥568,805
Short-term Bonds	440,000	500,000
Accrued Corporate Taxes	63	120
Reserve for Bonus Payments	280	268
Other Current Liabilities	5,791	6,621
Total Current Liabilities	1,187,205	1,075,814
Non-Current Liabilities
Bonds and Notes	240,000	240,000
Reserve for Employee Retirement Benefits	1,997	2,171
Asset Retirement Obligations	643	643
Other Non-Current Liabilities	10,244	7,922
Total Non-Current Liabilities	252,885	250,737

Total Liabilities	1,440,090	1,326,552

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	2,254,972	2,254,972
Capital Surplus
Capital Reserve	1,194,864	1,194,864
Total Capital Surplus	1,194,864	1,194,864
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,230,688	1,388,014
Retained Earnings Brought Forward	1,230,688	1,388,014
Total Retained Earnings	1,235,038	1,392,364
Treasury Stock	(5,453)	(4,361)

Total Shareholders’ Equity	4,679,422	4,837,840

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	6,753	2,296

Total Valuation and Translation Adjustments	6,753	2,296

Stock Acquisition Rights	2,158	2,749

Total Net Assets	4,688,334	4,842,886

Total Liabilities and Net Assets	¥6,128,424	¥6,169,438

10

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Operating Income	¥22,910	¥247,269
Operating Expenses
General and Administrative Expenses	10,408	10,476
Total Operating Expenses	10,408	10,476

Operating Profits	12,502	236,792

Non-Operating Income	5,856	5,892
Non-Operating Expenses	9,213	8,342

Ordinary Profits	9,145	234,342

Extraordinary Losses	1	0

Income before Income Taxes	9,144	234,341

Income Taxes:
Current	68	200
Deferred	25	121

Total Income Taxes	93	321

Net Income	¥9,050	¥234,020

11

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,181,375	¥2,254,972
Changes during the period
Issuance of New Shares	73,597	—

Total Changes during the period	73,597	—

Balance as of the end of the period	2,254,972	2,254,972

Capital Surplus
Capital Reserve
Balance as of the beginning of the period	1,025,651	1,194,864
Changes during the period
Issuance of New Shares	73,597	—
Increase in Stock due to Share Exchange	95,615	—

Total Changes during the period	169,213	—

Balance as of the end of the period	1,194,864	1,194,864

Total Capital Surplus
Balance as of the beginning of the period	1,025,651	1,194,864
Changes during the period
Issuance of New Shares	73,597	—
Increase in Stock due to Share Exchange	95,615	—

Total Changes during the period	169,213	—

Balance as of the end of the period	1,194,864	1,194,864

Retained Earnings
Appropriated Reserve
Balance as of the beginning of the period	4,350	4,350
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the beginning of the period	1,437,204	1,230,688
Changes during the period
Cash Dividends	(140,097)	(76,350)
Net Income	9,050	234,020
Disposition of Treasury Stock	(199)	(344)

Total Changes during the period	(131,246)	157,325

Balance as of the end of the period	1,305,957	1,388,014

Total Retained Earnings
Balance as of the beginning of the period	1,441,554	1,235,038
Changes during the period
Cash Dividends	(140,097)	(76,350)
Net Income	9,050	234,020
Disposition of Treasury Stock	(199)	(344)

Total Changes during the period	(131,246)	157,325

Balance as of the end of the period	¥1,310,307	¥1,392,364

12

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Treasury Stock
Balance as of the beginning of the period	¥(3,196)	¥(5,453)
Changes during the period
Repurchase of Treasury Stock	(2)	(2)
Disposition of Treasury Stock	271	1,094

Total Changes during the period	268	1,091

Balance as of the end of the period	(2,928)	(4,361)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,645,383	4,679,422
Changes during the period
Issuance of New Shares	147,195	—
Increase in Stock due to Share Exchange	95,615	—
Cash Dividends	(140,097)	(76,350)
Net Income	9,050	234,020
Repurchase of Treasury Stock	(2)	(2)
Disposition of Treasury Stock	71	749

Total Changes during the period	111,833	158,417

Balance as of the end of the period	4,757,217	4,837,840

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	5,713	6,753
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(9,313)	(4,456)

Total Changes during the period	(9,313)	(4,456)

Balance as of the end of the period	(3,599)	2,296

Stock Acquisition Rights
Balance as of the beginning of the period	1,786	2,158
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(766)	590

Total Changes during the period	(766)	590

Balance as of the end of the period	1,019	2,749

Total Net Assets
Balance as of the beginning of the period	4,652,883	4,688,334
Changes during the period
Issuance of New Shares	147,195	—
Increase in Stock due to Share Exchange	95,615	—
Cash Dividends	(140,097)	(76,350)
Net Income	9,050	234,020
Repurchase of Treasury Stock	(2)	(2)
Disposition of Treasury Stock	71	749
Net Changes in Items other than Shareholders’ Equity	(10,079)	(3,865)

Total Changes during the period	101,753	154,551

Balance as of the end of the period	¥4,754,636	¥4,842,886

(4) Note for Assumption of Going Concern

There is no applicable information.

13

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2012

(Six months ended September 30, 2012)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2012

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2012		First Half of Fiscal 2011
			Change
Consolidated Gross Profits	1	1,104,049	113,507	990,542
Net Interest Income	2	533,026	(2,123)	535,149
Fiduciary Income	3	23,913	(594)	24,507
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	214,464	3,133	211,331
Net Trading Income	6	122,453	34,764	87,688
Net Other Operating Income	7	210,192	78,327	131,864
General and Administrative Expenses	8	(607,327)	29,449	(636,777)
Personnel Expenses	9	(304,209)	12,211	(316,420)
Non-Personnel Expenses	10	(277,451)	15,680	(293,132)
Miscellaneous Taxes	11	(25,666)	1,557	(27,223)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(19,592)	362	(19,954)
Losses on Write-offs of Loans	13	(19,623)	(297)	(19,326)
Reversal of Reserves for Possible Losses on Loans, etc.	14	25,548	(7,650)	33,198
Net Gains (Losses) related to Stocks	15	(227,596)	(166,980)	(60,616)
Equity in Income from Investments in Affiliates	16	5,519	5,436	82
Other	17	5,146	55,153	(50,007)

Ordinary Profits	18	285,747	29,279	256,467

Net Extraordinary Gains (Losses)	19	(8,332)	(95,499)	87,166
Gains on Negative Goodwill Incurred	20	—	(91,180)	91,180
Income before Income Taxes and Minority Interests	21	277,414	(66,219)	343,634
Income Taxes - Current	22	(128,456)	(107,412)	(21,043)
- Deferred	23	77,383	103,374	(25,991)
Net Income before Minority Interests	24	226,341	(70,258)	296,599
Minority Interests in Net Income	25	(42,064)	(131)	(41,933)

Net Income	26	184,276	(70,389)	254,665

Credit-related Costs (including Credit Costs for Trust Accounts)	27	5,955	(7,288)	13,244

*  Credit-related Costs [27] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [14] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	28	499,349	147,923	351,426

*  Consolidated Net Business Profits [28] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	29	148	(5)	153
Number of affiliates under the equity method	30	22	(1)	23

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2012					First Half of Fiscal 2011
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	434,222	386,728	59,239	880,189	87,882	792,307
Domestic Gross Profits	2	356,455	166,975	55,803	579,233	48,755	530,478
Net Interest Income	3	247,647	95,998	19,590	363,236	(16,648)	379,885
Fiduciary Income	4			23,583	23,583	(659)	24,242
Trust Fees for Loan Trust and Jointly Operated Designated Money Trust	5			1,463	1,463	(106)	1,570
Credit Costs for Trust Accounts*	6			—	—	—	—
Net Fee and Commission Income	7	69,386	26,564	8,249	104,200	7,812	96,387
Net Trading Income	8	2,189	11,295	1,922	15,407	4,752	10,654
Net Other Operating Income	9	37,232	33,116	2,457	72,806	53,496	19,309
International Gross Profits	10	77,766	219,753	3,436	300,955	39,127	261,828
Net Interest Income	11	14,048	96,891	1,589	112,529	8,341	104,188
Net Fee and Commission Income	12	5,942	37,952	(176)	43,718	4,680	39,037
Net Trading Income	13	21,287	9,938	(1,256)	29,969	9,099	20,870
Net Other Operating Income	14	36,487	74,970	3,280	114,738	17,006	97,732
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(265,123)	(114,493)	(37,118)	(416,735)	16,038	(432,774)
Expense Ratio	16	61.0%	29.6%	62.6%	47.3%	(7.2%)	54.6%
Personnel Expenses	17	(91,123)	(46,801)	(16,946)	(154,872)	2,483	(157,355)
Non-Personnel Expenses	18	(159,285)	(62,138)	(18,985)	(240,409)	12,061	(252,471)
Premium for Deposit Insurance	19	(19,747)	(3,006)	(948)	(23,702)	4,403	(28,105)
Miscellaneous Taxes	20	(14,714)	(5,553)	(1,186)	(21,454)	1,493	(22,947)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	169,098	272,234	22,120	463,453	103,921	359,532
Excluding Net Gains (Losses) related to Bonds	22	99,818	170,284	16,299	286,402	8,621	277,780

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	(3,100)	—	(3,100)	3,940	(7,040)

Net Business Profits	24	169,098	269,134	22,120	460,353	107,861	352,492
Net Gains (Losses) related to Bonds	25	69,280	101,949	5,820	177,051	95,299	81,751

Net Non-Recurring Gains (Losses)	26	(108,915)	(174,080)	(19,264)	(302,259)	(169,188)	(133,071)
Net Gains (Losses) related to Stocks	27	(95,655)	(162,411)	(16,411)	(274,477)	(207,203)	(67,274)
Expenses related to Portfolio Problems	28	(11,351)	(5,132)	(258)	(16,743)	(8,824)	(7,918)
Reversal of Reserves for Possible Losses on Loans, etc.	29	13,809	5,374	1,477	20,662	(2,785)	23,447
Other	30	(15,718)	(11,911)	(4,071)	(31,700)	49,625	(81,325)

Ordinary Profits	31	60,183	95,053	2,856	158,093	(61,327)	219,420

Net Extraordinary Gains (Losses)	32	(1,907)	(1,497)	(427)	(3,832)	26,306	(30,139)
Net Gains (Losses) on Disposition of Fixed Assets	33	(1,387)	75	(408)	(1,719)	(338)	(1,381)
Losses on Impairment of Fixed Assets	34	(520)	(1,572)	(19)	(2,112)	(1,083)	(1,029)
Income before Income Taxes	35	58,275	93,556	2,428	154,260	(35,020)	189,281
Income Taxes - Current	36	(43,447)	(71,217)	(3,507)	(118,172)	(106,191)	(11,980)
- Deferred	37	6,010	68,095	3,043	77,148	101,961	(24,812)

Net Income	38	20,838	90,433	1,964	113,236	(39,251)	152,488

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	2,457	(2,858)	1,218	818	(7,670)	8,488

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	18,900	(3,100)	1,773	17,573	11,057	6,515
Losses on Write-offs of Loans	42	(5,633)	2,458	(258)	(3,433)	(2,297)	(1,136)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(10,781)	(2,350)	(531)	(13,663)	(17,624)	3,961
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	(0)	0	(0)	(1)	1
Reversal of (Provision for) Reserve for Contingencies	45	—	334	234	569	671	(101)
Other (including Losses on Sales of Loans)	46	(27)	(200)	—	(227)	523	(751)
Total	47	2,457	(2,858)	1,218	818	(7,670)	8,488

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2012		First Half of Fiscal 2011
			Change
Gross Profits	1	434,222	52,003	382,218
Domestic Gross Profits	2	356,455	14,704	341,751
Net Interest Income	3	247,647	(17,246)	264,893
Net Fee and Commission Income	4	69,386	7,724	61,662
Net Trading Income	5	2,189	(566)	2,755
Net Other Operating Income	6	37,232	24,792	12,440
International Gross Profits	7	77,766	37,299	40,467
Net Interest Income	8	14,048	6,298	7,750
Net Fee and Commission Income	9	5,942	690	5,252
Net Trading Income	10	21,287	(4,153)	25,440
Net Other Operating Income	11	36,487	34,464	2,023
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(265,123)	11,140	(276,263)
Expense Ratio	13	61.0%	(11.2%)	72.2%
Personnel Expenses	14	(91,123)	4,316	(95,439)
Non-Personnel Expenses	15	(159,285)	5,606	(164,892)
Premium for Deposit Insurance	16	(19,747)	3,443	(23,191)
Miscellaneous Taxes	17	(14,714)	1,218	(15,932)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	169,098	63,143	105,954
Excluding Net Gains (Losses) related to Bonds	19	99,818	10,837	88,980

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	169,098	63,143	105,954
Net Gains (Losses) related to Bonds	22	69,280	52,305	16,974

Net Non-Recurring Gains (Losses)	23	(108,915)	(57,165)	(51,749)
Net Gains (Losses) related to Stocks	24	(95,655)	(90,462)	(5,192)
Expenses related to Portfolio Problems	25	(11,351)	2,547	(13,899)
Reversal of Reserves for Possible Losses on Loans, etc.	26	13,809	(7,583)	21,393
Other	27	(15,718)	38,332	(54,050)

Ordinary Profits	28	60,183	5,977	54,205

Net Extraordinary Gains (Losses)	29	(1,907)	27,579	(29,487)
Net Gains (Losses) on Disposition of Fixed Assets	30	(1,387)	(468)	(918)
Losses on Impairment of Fixed Assets	31	(520)	320	(841)
Income before Income Taxes	32	58,275	33,557	24,718
Income Taxes - Current	33	(43,447)	(43,228)	(219)
- Deferred	34	6,010	12,904	(6,894)

Net Income	35	20,838	3,234	17,604

Credit-related Costs	36	2,457	(5,035)	7,493

*  Credit-related Costs [36] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	18,900	6,543	12,356
Losses on Write-offs of Loans	38	(5,633)	(3,576)	(2,057)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(10,781)	(8,695)	(2,086)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	—	—	—
Reversal of (Provision for) Reserve for Contingencies	41	—	—	—
Other (including Losses on Sales of Loans)	42	(27)	692	(719)
Total	43	2,457	(5,035)	7,493

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2012		First Half of Fiscal 2011
			Change
Gross Profits	1	386,728	38,994	347,734
Domestic Gross Profits	2	166,975	34,771	132,203
Net Interest Income	3	95,998	492	95,506
Net Fee and Commission Income	4	26,564	956	25,607
Net Trading Income	5	11,295	5,252	6,043
Net Other Operating Income	6	33,116	28,070	5,046
International Gross Profits	7	219,753	4,222	215,530
Net Interest Income	8	96,891	2,355	94,535
Net Fee and Commission Income	9	37,952	4,107	33,844
Net Trading Income	10	9,938	13,681	(3,743)
Net Other Operating Income	11	74,970	(15,923)	90,893
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(114,493)	2,340	(116,834)
Expense Ratio	13	29.6%	(3.9%)	33.5%
Personnel Expenses	14	(46,801)	(2,774)	(44,026)
Non-Personnel Expenses	15	(62,138)	4,861	(66,999)
Premium for Deposit Insurance	16	(3,006)	699	(3,705)
Miscellaneous Taxes	17	(5,553)	253	(5,807)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	272,234	41,334	230,899
Excluding Net Gains (Losses) related to Bonds	19	170,284	(2,333)	172,617

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(3,100)	3,940	(7,040)

Net Business Profits	21	269,134	45,274	223,859
Net Gains (Losses) related to Bonds	22	101,949	43,668	58,281

Net Non-Recurring Gains (Losses)	23	(174,080)	(101,190)	(72,889)
Net Gains (Losses) related to Stocks	24	(162,411)	(102,970)	(59,440)
Expenses related to Portfolio Problems	25	(5,132)	(11,283)	6,150
Reversal of Reserves for Possible Losses on Loans, etc.	26	5,374	3,798	1,576
Other	27	(11,911)	9,265	(21,176)

Ordinary Profits	28	95,053	(55,915)	150,969

Net Extraordinary Gains (Losses)	29	(1,497)	(874)	(622)
Net Gains (Losses) on Disposition of Fixed Assets	30	75	512	(437)
Losses on Impairment of Fixed Assets	31	(1,572)	(1,387)	(185)
Income before Income Taxes	32	93,556	(56,790)	150,346
Income Taxes - Current	33	(71,217)	(59,461)	(11,756)
- Deferred	34	68,095	81,561	(13,466)

Net Income	35	90,433	(34,689)	125,123

Credit-related Costs	36	(2,858)	(3,544)	686

*  Credit-related Costs [36] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for                                              Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	(3,100)	3,940	(7,040)
Losses on Write-offs of Loans	38	2,458	1,368	1,090
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(2,350)	(9,128)	6,778
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	(0)	(1)	1
Reversal of (Provision for) Reserve for Contingencies	41	334	445	(110)
Other (including Losses on Sales of Loans)	42	(200)	(168)	(32)
Total	43	(2,858)	(3,544)	686

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2012		First Half of Fiscal 2011
			Change
Gross Profits	1	59,239	(3,115)	62,354
Domestic Gross Profits	2	55,803	(720)	56,524
Net Interest Income	3	19,590	105	19,485
Fiduciary Income	4	23,583	(659)	24,242
Trust Fees for Loan Trust and Jointly Operated Designated Money Trust	5	1,463	(106)	1,570
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	8,249	(867)	9,117
Net Trading Income	8	1,922	66	1,856
Net Other Operating Income	9	2,457	634	1,822
International Gross Profits	10	3,436	(2,394)	5,830
Net Interest Income	11	1,589	(313)	1,902
Net Fee and Commission Income	12	(176)	(117)	(59)
Net Trading Income	13	(1,256)	(429)	(826)
Net Other Operating Income	14	3,280	(1,534)	4,814
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(37,118)	2,557	(39,676)
Expense Ratio	16	62.6%	(0.9%)	63.6%
Personnel Expenses	17	(16,946)	942	(17,889)
Non-Personnel Expenses	18	(18,985)	1,593	(20,579)
Premium for Deposit Insurance	19	(948)	260	(1,208)
Miscellaneous Taxes	20	(1,186)	21	(1,207)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	22,120	(557)	22,677
Excluding Net Gains (Losses) related to Bonds	22	16,299	117	16,182

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—

Net Business Profits	24	22,120	(557)	22,677
Net Gains (Losses) related to Bonds	25	5,820	(674)	6,495

Net Non-Recurring Gains (Losses)	26	(19,264)	(10,832)	(8,432)
Net Gains (Losses) related to Stocks	27	(16,411)	(13,769)	(2,641)
Expenses related to Portfolio Problems	28	(258)	(89)	(169)
Reversal of Reserves for Possible Losses on Loans, etc.	29	1,477	999	477
Other	30	(4,071)	2,027	(6,098)

Ordinary Profits	31	2,856	(11,389)	14,245

Net Extraordinary Gains (Losses)	32	(427)	(398)	(28)
Net Gains (Losses) on Disposition of Fixed Assets	33	(408)	(382)	(25)
Losses on Impairment of Fixed Assets	34	(19)	(16)	(2)
Income before Income Taxes	35	2,428	(11,788)	14,217
Income Taxes - Current	36	(3,507)	(3,502)	(4)
- Deferred	37	3,043	7,494	(4,451)

Net Income	38	1,964	(7,796)	9,760

________ * Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
Credit-related Costs	39	1,218	910	308

________

*    Credit-related Costs [39] = Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for
                                              Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29]
                                              + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	1,773	573	1,200
Losses on Write-offs of Loans	42	(258)	(89)	(169)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(531)	199	(731)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	0	0
Reversal of (Provision for) Reserve for Contingencies	45	234	226	8
Other (including Losses on Sales of Loans)	46	—	—	—

Total	47	1,218	910	308

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

				(%)
				First Half of Fiscal 2012		First Half of Fiscal 2011
Aggregated Figures of MHBK and MHCB					Change
Return on Interest-Earning Assets			1	0.79	(0.07)	0.87
Return on Loans and Bills Discounted			2	1.19	(0.06)	1.26
Return on Securities			3	0.45	(0.03)	0.49
Cost of Funding (including Expenses)			4	0.74	(0.06)	0.81
Cost of Deposits and Debentures (including Expenses)			5	0.90	(0.06)	0.97
Cost of Deposits and Debentures			6	0.06	(0.00)	0.07
Cost of Other External Liabilities			7	0.24	(0.01)	0.25
Net Interest Margin	(1	)-(4)	8	0.04	(0.00)	0.05
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.29	0.00	0.29
Loan and Deposit Rate Margin	(2	)-(6)	10	1.13	(0.05)	1.18
__________ * Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). * Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			11	1.33	(0.06)	1.39
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.42	0.00	0.42
Loan and Deposit Rate Margin	(11	)-(6)	13	1.26	(0.05)	1.32

Mizuho Bank
Return on Interest-Earning Assets			14	0.82	(0.10)	0.93
Return on Loans and Bills Discounted			15	1.34	(0.07)	1.41
Return on Securities			16	0.35	(0.07)	0.43
Cost of Funding (including Expenses)			17	0.83	(0.08)	0.91
Cost of Deposits and Debentures (including Expenses)			18	0.92	(0.06)	0.99
Cost of Deposits and Debentures			19	0.05	(0.01)	0.06
Cost of Other External Liabilities			20	0.17	(0.02)	0.19
Net Interest Margin	(14	)-(17)	21	(0.00)	(0.02)	0.01
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.41	(0.00)	0.42
Loan and Deposit Rate Margin	(15	)-(19)	23	1.28	(0.05)	1.34

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			24	1.54	(0.06)	1.61
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.62	0.00	0.61
Loan and Deposit Rate Margin	(24	)-(19)	26	1.49	(0.05)	1.54

Mizuho Corporate Bank
Return on Interest-Earning Assets			27	0.74	(0.02)	0.77
Return on Loans and Bills Discounted			28	0.93	(0.04)	0.98
Return on Securities			29	0.61	0.03	0.57
Cost of Funding (including Expenses)			30	0.59	(0.05)	0.64
Cost of Deposits and Debentures (including Expenses)			31	0.84	(0.05)	0.89
Cost of Deposits and Debentures			32	0.10	0.00	0.09
Cost of Other External Liabilities			33	0.27	(0.00)	0.28
Net Interest Margin	(27	)-(30)	34	0.15	0.02	0.12
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.09	0.00	0.08
Loan and Deposit Rate Margin	(28	)-(32)	36	0.82	(0.05)	0.88

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			37	0.97	(0.05)	1.02
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.13	0.00	0.12
Loan and Deposit Rate Margin	(37	)-(32)	39	0.87	(0.05)	0.93

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets			40	0.91	(0.06)	0.97
Return on Loans and Bills Discounted			41	1.17	(0.11)	1.28
Return on Securities			42	0.75	0.07	0.67
Cost of Funding			43	0.18	(0.07)	0.26
Cost of Deposits			44	0.12	(0.05)	0.18
Net Interest Margin	(40	)-(43)	45	0.72	0.00	0.71
Loan and Deposit Rate Margin	(41	)-(44)	46	1.05	(0.05)	1.10
__________
*	3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).
*	Deposits include NCDs.

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	First Half of Fiscal 2012				First Half of Fiscal 2011
			Change
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	129,450,788	0.96	7,882,012	(0.08)	121,568,775	1.05
Loans and Bills Discounted	59,842,380	1.30	1,608,559	(0.02)	58,233,820	1.33
Securities	49,010,439	0.65	4,619,955	(0.07)	44,390,483	0.72
Source of Funds	128,717,208	0.27	7,238,647	(0.02)	121,478,561	0.29
Deposits	75,379,485	0.10	606,680	(0.01)	74,772,805	0.11
NCDs	12,238,094	0.23	1,778,989	0.01	10,459,104	0.21
Debentures	—	—	(156,330)	(0.43)	156,330	0.43
Call Money	13,990,403	0.26	737,768	(0.01)	13,252,635	0.27
Payables under Repurchase Agreements	4,738,768	0.22	590,078	(0.01)	4,148,690	0.23
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	12,533,360	0.84	2,072,822	(0.20)	10,460,538	1.05

(Domestic Operations)
Use of Funds	105,714,214	0.79	4,017,513	(0.07)	101,696,701	0.87
Loans and Bills Discounted	48,423,234	1.19	(259,460)	(0.06)	48,682,694	1.26
Securities	39,294,677	0.45	1,922,570	(0.03)	37,372,106	0.49
Source of Funds	104,989,256	0.15	3,503,315	(0.01)	101,485,940	0.16
Deposits	65,119,908	0.05	684,777	(0.00)	64,435,131	0.06
NCDs	9,416,321	0.10	577,682	(0.00)	8,838,638	0.10
Debentures	—	—	(156,330)	(0.43)	156,330	0.43
Call Money	13,271,338	0.25	339,375	(0.00)	12,931,962	0.25
Payables under Repurchase Agreements	445,432	0.12	(121,066)	0.00	566,499	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	9,834,027	0.23	1,966,285	(0.03)	7,867,741	0.26

(International Operations)
Use of Funds	27,546,211	1.51	4,632,248	(0.20)	22,913,963	1.72
Loans and Bills Discounted	11,419,145	1.77	1,868,019	0.06	9,551,125	1.71
Securities	9,715,762	1.42	2,697,385	(0.47)	7,018,377	1.90
Source of Funds	27,537,590	0.71	4,503,081	(0.11)	23,034,509	0.82
Deposits	10,259,577	0.39	(78,096)	(0.02)	10,337,673	0.42
NCDs	2,821,772	0.66	1,201,306	(0.14)	1,620,466	0.80
Debentures	—	—	—	—	—	—
Call Money	719,064	0.38	398,392	(0.44)	320,672	0.83
Payables under Repurchase Agreements	4,293,336	0.23	711,144	(0.02)	3,582,191	0.25
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,699,333	3.06	106,536	(0.35)	2,592,796	3.42

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2012				First Half of Fiscal 2011
			Change
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	70,405,898	0.86	4,689,816	(0.10)	65,716,082	0.96
Loans and Bills Discounted	31,938,724	1.32	(409,555)	(0.06)	32,348,280	1.38
Securities	25,933,995	0.45	4,172,766	(0.06)	21,761,229	0.52
Source of Funds	71,374,908	0.12	4,774,490	(0.01)	66,600,417	0.13
Deposits	57,437,075	0.05	1,457,786	(0.01)	55,979,288	0.06
NCDs	1,666,598	0.06	129,072	(0.01)	1,537,526	0.08
Debentures	—	—	(156,330)	(0.43)	156,330	0.43
Call Money	1,374,044	0.08	85,921	0.00	1,288,123	0.08
Payables under Repurchase Agreements	13	0.09	(646)	0.00	659	0.09
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	7,160,469	0.40	1,877,174	(0.16)	5,283,295	0.57

(Domestic Operations)
Use of Funds	66,680,727	0.82	3,683,632	(0.10)	62,997,094	0.93
Loans and Bills Discounted	31,106,908	1.32	(452,203)	(0.06)	31,559,111	1.39
Securities	23,188,048	0.35	2,867,104	(0.07)	20,320,943	0.43
Source of Funds	67,612,456	0.08	3,677,189	(0.01)	63,935,266	0.09
Deposits	56,390,150	0.05	1,497,450	(0.01)	54,892,699	0.06
NCDs	1,666,590	0.06	130,296	(0.01)	1,536,294	0.08
Debentures	—	—	(156,330)	(0.43)	156,330	0.43
Call Money	1,374,044	0.08	86,384	0.00	1,287,659	0.08
Payables under Repurchase Agreements	13	0.09	(646)	0.00	659	0.09
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	6,707,805	0.18	1,951,629	(0.03)	4,756,175	0.22

(International Operations)
Use of Funds	4,470,325	1.26	1,305,793	(0.13)	3,164,531	1.39
Loans and Bills Discounted	831,816	1.13	42,647	0.03	789,168	1.10
Securities	2,745,947	1.34	1,305,661	(0.46)	1,440,286	1.81
Source of Funds	4,507,605	0.63	1,396,910	(0.29)	3,110,695	0.92
Deposits	1,046,924	0.23	(39,664)	(0.04)	1,086,589	0.28
NCDs	8	0.36	(1,224)	0.08	1,232	0.27
Debentures	—	—	—	—	—	—
Call Money	—	—	(463)	(0.17)	463	0.17
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	452,664	3.63	(74,455)	(0.02)	527,119	3.65

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	First Half of Fiscal 2012				First Half of Fiscal 2011
			Change
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	59,044,889	1.09	3,192,195	(0.05)	55,852,693	1.15
Loans and Bills Discounted	27,903,655	1.29	2,018,115	0.01	25,885,540	1.27
Securities	23,076,444	0.86	447,189	(0.04)	22,629,254	0.91
Source of Funds	57,342,300	0.45	2,464,157	(0.02)	54,878,143	0.48
Deposits	17,942,410	0.25	(851,106)	0.00	18,793,516	0.25
NCDs	10,571,495	0.26	1,649,917	0.02	8,921,578	0.24
Debentures	—	—	—	—	—	—
Call Money	12,616,358	0.28	651,847	(0.01)	11,964,511	0.29
Payables under Repurchase Agreements	4,738,755	0.22	590,724	(0.01)	4,148,031	0.23
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,372,890	1.42	195,647	(0.11)	5,177,243	1.54

(Domestic Operations)
Use of Funds	39,033,487	0.74	333,880	(0.02)	38,699,606	0.77
Loans and Bills Discounted	17,316,326	0.96	192,742	(0.05)	17,123,583	1.02
Securities	16,106,628	0.61	(944,534)	0.03	17,051,163	0.57
Source of Funds	37,376,800	0.26	(173,874)	(0.01)	37,550,674	0.28
Deposits	8,729,758	0.09	(812,673)	0.00	9,542,432	0.08
NCDs	7,749,730	0.11	447,386	0.00	7,302,344	0.11
Debentures	—	—	—	—	—	—
Call Money	11,897,293	0.27	252,991	(0.00)	11,644,302	0.27
Payables under Repurchase Agreements	445,419	0.12	(120,420)	0.00	565,840	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,126,222	0.31	14,655	(0.01)	3,111,566	0.32

(International Operations)
Use of Funds	23,075,885	1.56	3,326,454	(0.21)	19,749,431	1.77
Loans and Bills Discounted	10,587,329	1.82	1,825,372	0.05	8,761,957	1.77
Securities	6,969,815	1.45	1,391,724	(0.47)	5,578,090	1.92
Source of Funds	23,029,984	0.72	3,106,170	(0.08)	19,923,813	0.81
Deposits	9,212,652	0.41	(38,432)	(0.01)	9,251,084	0.43
NCDs	2,821,764	0.66	1,202,530	(0.14)	1,619,233	0.80
Debentures	—	—	—	—	—	—
Call Money	719,064	0.38	398,855	(0.44)	320,209	0.83
Payables under Repurchase Agreements	4,293,336	0.23	711,144	(0.02)	3,582,191	0.25
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,246,668	2.95	180,991	(0.41)	2,065,677	3.36

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2012				First Half of Fiscal 2011
			Change
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	6,095,201	0.91	147,681	(0.09)	5,947,519	1.01
Loans and Bills Discounted	3,349,925	1.16	38,238	(0.11)	3,311,687	1.28
Securities	2,039,123	0.73	(15,327)	(0.02)	2,054,451	0.75
Source of Funds	5,921,159	0.23	81,025	(0.07)	5,840,134	0.30
Deposits	2,098,967	0.15	(99,714)	(0.07)	2,198,682	0.22
NCDs	968,090	0.12	80,540	(0.01)	887,550	0.13
Debentures	—	—	—	—	—	—
Call Money	744,358	0.11	85,382	(0.00)	658,975	0.12
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	662,443	0.15	(123,351)	0.00	785,794	0.15

(Domestic Operations)
Use of Funds	5,596,187	0.92	(39,314)	(0.06)	5,635,502	0.98
Loans and Bills Discounted	3,271,677	1.17	11,764	(0.10)	3,259,912	1.28
Securities	1,493,432	0.75	(150,816)	0.07	1,644,248	0.67
Source of Funds	5,418,649	0.22	(107,386)	(0.07)	5,526,036	0.30
Deposits	2,062,872	0.14	(119,335)	(0.07)	2,182,207	0.22
NCDs	968,090	0.12	80,540	(0.01)	887,550	0.13
Debentures	—	—	—	—	—	—
Call Money	729,508	0.11	81,748	(0.00)	647,760	0.11
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	662,407	0.15	(123,387)	0.00	785,794	0.15

(International Operations)
Use of Funds	1,219,810	0.45	313,877	(0.19)	905,933	0.65
Loans and Bills Discounted	78,248	0.83	26,474	(0.36)	51,774	1.19
Securities	545,691	0.70	135,488	(0.38)	410,203	1.08
Source of Funds	1,223,307	0.19	315,293	(0.03)	908,014	0.23
Deposits	36,095	0.32	19,620	0.02	16,474	0.29
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	14,849	0.52	3,633	(0.12)	11,215	0.64
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	35	0.77	35	0.77	—	—

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	177,051	95,299	81,751
Gains on Sales and Others	201,612	78,129	123,482
Losses on Sales and Others	(14,673)	8,511	(23,185)
Impairment (Devaluation)	(7,229)	7,765	(14,994)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,658)	892	(3,551)

	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(274,477)	(207,203)	(67,274)
Gains on Sales	13,530	(2,528)	16,058
Losses on Sales	(5,465)	14,842	(20,308)
Impairment (Devaluation)	(281,696)	(220,130)	(61,565)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(26)	60	(87)
Gains (Losses) on Derivatives other than for Trading	(819)	552	(1,371)

Mizuho Bank
	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	69,280	52,305	16,974
Gains on Sales and Others	77,071	49,483	27,587
Losses on Sales and Others	(4,106)	3,994	(8,100)
Impairment (Devaluation)	(2,948)	(1,296)	(1,652)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(735)	124	(860)

	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(95,655)	(90,462)	(5,192)
Gains on Sales	1,511	(3,999)	5,510
Losses on Sales	(461)	52	(513)
Impairment (Devaluation)	(97,016)	(86,806)	(10,210)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(10)	(12)	1
Gains (Losses) on Derivatives other than for Trading	322	302	19

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	101,949	43,668	58,281
Gains on Sales and Others	118,952	29,571	89,381
Losses on Sales and Others	(10,292)	4,330	(14,622)
Impairment (Devaluation)	(4,280)	9,059	(13,340)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,429)	706	(3,136)

	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(162,411)	(102,970)	(59,440)
Gains on Sales	11,001	2,039	8,962
Losses on Sales	(3,980)	13,081	(17,061)
Impairment (Devaluation)	(168,319)	(118,386)	(49,933)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(6)	82	(89)
Gains (Losses) on Derivatives other than for Trading	(1,106)	212	(1,318)

Mizuho Trust & Banking

	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	5,820	(674)	6,495
Gains on Sales and Others	5,588	(925)	6,513
Losses on Sales and Others	(274)	186	(461)
Impairment (Devaluation)	—	1	(1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	507	61	445

	First Half of Fiscal 2012		First Half of Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(16,411)	(13,769)	(2,641)
Gains on Sales	1,017	(568)	1,586
Losses on Sales	(1,024)	1,708	(2,733)
Impairment (Devaluation)	(16,359)	(14,937)	(1,422)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(9)	(9)	0
Gains (Losses) on Derivatives other than for Trading	(34)	37	(72)

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2012				As of March 31, 2012			As of September 30, 2011
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	46,247,021	788	546,693	545,905	83,866	649,922	566,056	(157,709)	535,704	693,414
Japanese Stocks	2,083,171	11,908	319,508	307,600	156,584	453,564	296,979	(45,717)	318,177	363,895
Japanese Bonds	32,621,405	71,347	99,245	27,898	56,426	91,943	35,516	48,062	95,670	47,607
Japanese Government Bonds	28,977,981	54,683	57,140	2,457	51,814	55,236	3,422	40,097	47,780	7,683
Other	11,542,444	(82,466)	127,940	210,407	(129,144)	104,415	233,560	(160,054)	121,856	281,911
Foreign Bonds	9,768,226	52,158	93,339	41,181	(25,189)	49,148	74,338	13,976	77,415	63,438

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥(3,079) million, ¥(7,343) million and ¥(12,484) million, which were recognized in the statement of income for September 30, 2012, March 31, 2012 and September 30, 2011, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2012, March 31, 2012 and September 30, 2011 are ¥3,868 million, ¥91,209 million and ¥(145,225) million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2012, March 31, 2012 and September 30, 2011 are ¥(33,425) million, ¥37,857 million and ¥(152,381) million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2012				As of March 31, 2012			As of September 30, 2011
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	2,400,257	18,741	18,741	—	14,525	14,586	61	11,913	12,027	113
Non-Consolidated (1) Other Securities Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2012				As of March 31, 2012			As of September 30, 2011
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	45,707,899	27,410	541,229	513,818	67,052	629,828	562,775	(159,379)	528,333	687,713
Japanese Stocks	2,064,939	26,754	314,018	287,264	133,667	443,707	310,040	(70,605)	311,602	382,207
Japanese Bonds	32,347,515	71,176	99,028	27,852	56,079	91,545	35,466	47,408	94,995	47,587
Japanese Government Bonds	28,810,646	54,472	56,927	2,454	51,421	54,839	3,417	39,539	47,216	7,676
Other	11,295,444	(70,520)	128,181	198,702	(122,693)	94,575	217,269	(136,182)	121,735	257,918
Foreign Bonds	9,678,855	65,260	95,878	30,618	(8,246)	50,916	59,163	30,923	78,890	47,967

Mizuho Bank

Other Securities	22,755,776	62,374	186,606	124,231	464	174,175	173,711	(54,812)	166,636	221,449
Japanese Stocks	605,685	21,310	92,815	71,504	(3,819)	100,941	104,760	(63,068)	72,494	135,562
Japanese Bonds	18,325,589	36,098	55,132	19,033	23,425	48,314	24,889	20,011	53,121	33,110
Japanese Government Bonds	15,816,368	30,499	31,309	810	31,336	32,444	1,107	30,824	32,249	1,424
Other	3,824,501	4,966	38,659	33,692	(19,141)	24,919	44,061	(11,756)	41,020	52,776
Foreign Bonds	3,108,622	22,824	29,569	6,744	(2,963)	9,402	12,366	8,137	21,610	13,472

Mizuho Corporate Bank

Other Securities	21,226,929	(52,136)	314,232	366,368	34,742	399,624	364,882	(119,402)	314,371	433,773
Japanese Stocks	1,318,691	(8,740)	191,868	200,608	106,780	296,260	189,480	(23,228)	203,833	227,062
Japanese Bonds	12,942,783	30,079	38,284	8,205	26,434	36,771	10,337	20,684	35,007	14,323
Japanese Government Bonds	11,966,165	19,954	21,024	1,069	14,464	16,623	2,158	2,822	8,996	6,174
Other	6,965,454	(73,474)	84,079	157,554	(98,472)	66,592	165,064	(116,858)	75,529	192,387
Foreign Bonds	6,206,131	38,756	62,590	23,833	(5,191)	40,143	45,335	19,636	53,595	33,959

Mizuho Trust & Banking

Other Securities	1,725,193	17,172	40,390	23,218	31,845	56,027	24,181	14,835	47,325	32,490
Japanese Stocks	140,562	14,184	29,335	15,150	30,706	46,505	15,799	15,691	35,274	19,583
Japanese Bonds	1,079,143	4,998	5,611	612	6,219	6,458	239	6,712	6,866	153
Japanese Government Bonds	1,028,112	4,018	4,592	574	5,620	5,771	151	5,892	5,971	78
Other	505,488	(2,011)	5,443	7,455	(5,079)	3,063	8,143	(7,568)	5,184	12,753
Foreign Bonds	364,101	3,679	3,718	39	(91)	1,370	1,461	3,150	3,684	534

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥2,528 million, ¥5,342 million and ¥3,961 million, which were recognized in the statement of income for September 30, 2012, March 31, 2012 and September 30, 2011, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2012, March 31, 2012 and September 30, 2011 are ¥24,881 million, ¥61,710 million and ¥(163,341) million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2012, March 31, 2012 and September 30, 2011 are as follows:

	(Millions of yen)
	As of September 30, 2012	As of March 31, 2012	As of September 30, 2011
Aggregated Figures	(4,514)	17,457	(163,355)
Mizuho Bank	41,915	(10,556)	(63,297)
Mizuho Corporate Bank	(59,383)	2,024	(111,665)
Mizuho Trust & Banking	12,952	25,988	11,607

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregated Figures of the 3 Banks

(Millions of yen)
	As of September 30, 2012				As of March 31, 2012			As of September 30, 2011
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	2,400,257	18,741	18,741	—	14,524	14,586	61	11,910	12,024	113
Mizuho Bank	2,400,257	18,741	18,741	—	14,524	14,586	61	11,910	12,024	113
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates Aggregated Figures of the 3 Banks
(Millions of yen)
	As of September 30, 2012				As of March 31, 2012			As of September 30, 2011
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	44,205	(12,566)	—	12,566	(4,891)	—	4,891	—	—	—
Mizuho Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Corporate Bank	44,205	(12,566)	—	12,566	(4,891)	—	4,891	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2012	Change from September 30, 2011
Other Securities	3,868	(87,341)	149,093	91,209	(145,225)
Japanese Stocks	11,908	(144,397)	57,625	156,305	(45,717)
Japanese Bonds	71,347	16,469	24,870	54,878	46,476
Japanese Government Bonds	54,683	4,418	16,172	50,265	38,511
Other	(79,387)	40,587	66,597	(119,974)	(145,984)

Non-Consolidated

Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2012	Change from September 30, 2011
Other Securities	24,881	(36,828)	188,223	61,710	(163,341)
Japanese Stocks	26,754	(106,634)	97,359	133,388	(70,605)
Japanese Bonds	71,176	16,646	25,354	54,530	45,822
Japanese Government Bonds	54,472	4,600	16,518	49,872	37,953
Other	(73,049)	53,159	65,509	(126,209)	(138,558)

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of September 30, 2012				Change				Maturity as of March 31, 2012
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 -10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	10,649.6	19,450.4	3,251.6	1,235.2	(2,492.6)	(925.7)	306.3	21.4	13,142.3	20,376.1	2,945.2	1,213.7
Japanese Government Bonds	9,874.8	18,114.8	2,962.2	142.0	(2,524.1)	(750.6)	344.8	(86.0)	12,398.9	18,865.4	2,617.4	228.0
Japanese Local Government Bonds	60.1	175.7	61.3	0.8	9.0	51.9	(30.2)	(0.0)	51.0	123.7	91.5	0.8
Japanese Corporate Bonds	714.6	1,159.9	228.0	1,092.3	22.4	(227.0)	(8.2)	107.4	692.2	1,386.9	236.3	984.8
Other	1,116.5	4,400.5	1,965.4	2,820.2	(2.4)	331.0	220.3	(77.4)	1,118.9	4,069.4	1,745.0	2,897.6

Mizuho Bank

Japanese Bonds	6,122.3	12,286.3	1,533.3	674.6	(2,112.1)	772.3	426.0	(9.7)	8,234.5	11,514.0	1,107.3	684.4
Japanese Government Bonds	5,554.1	11,202.5	1,334.8	37.0	(2,006.4)	835.8	394.8	(45.0)	7,560.6	10,366.7	940.0	82.0
Japanese Local Government Bonds	55.5	163.8	36.6	—	6.9	51.9	9.6	—	48.6	111.8	26.9	—
Japanese Corporate Bonds	512.5	920.0	161.9	637.6	(112.6)	(115.4)	21.6	35.2	625.2	1,035.4	140.3	602.4
Other	78.2	1,731.9	497.1	1,361.5	(17.0)	265.3	206.6	79.2	95.3	1,466.6	290.5	1,282.2

Mizuho Corporate Bank

Japanese Bonds	4,222.8	6,728.0	1,412.6	510.5	(450.1)	(1,349.7)	(79.7)	21.2	4,672.9	8,077.8	1,492.4	489.3
Japanese Government Bonds	4,024.7	6,512.3	1,327.4	55.0	(587.1)	(1,231.4)	(10.0)	(51.0)	4,611.8	7,743.7	1,337.4	106.0
Japanese Local Government Bonds	4.4	11.0	21.8	0.8	1.9	0.1	(39.8)	(0.0)	2.4	10.9	61.7	0.8
Japanese Corporate Bonds	193.6	204.6	63.4	454.6	135.0	(118.5)	(29.8)	72.2	58.6	323.2	93.3	382.4
Other	1,010.8	2,311.4	1,432.2	1,458.7	22.1	(26.9)	98.4	(156.6)	988.6	2,338.4	1,333.7	1,615.3

Mizuho Trust & Banking

Japanese Bonds	304.5	436.0	305.5	50.0	69.6	(348.2)	(40.0)	10.0	234.8	784.2	345.5	40.0
Japanese Government Bonds	296.0	400.0	300.0	50.0	69.5	(355.0)	(40.0)	10.0	226.5	755.0	340.0	40.0
Japanese Local Government Bonds	0.1	0.8	2.8	—	0.1	(0.1)	—	—	—	0.9	2.8	—
Japanese Corporate Bonds	8.3	35.1	2.6	—	0.0	6.8	—	—	8.3	28.2	2.6	—
Other	27.4	357.0	36.1	—	(7.5)	92.6	(84.6)	(0.0)	34.9	264.3	120.8	0.0

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of September 30, 2012				Change				As of March 31, 2012
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	8,541.0	12,987.2	5,454.9	26,983.2	(2,172.3)	(1,283.9)	1,194.5	(2,261.7)	10,713.4	14,271.1	4,260.4	29,245.0
Receive Float / Pay Fixed	1,312.9	2,055.2	2,279.7	5,647.9	(968.0)	(197.0)	(5.7)	(1,170.8)	2,281.0	2,252.3	2,285.4	6,818.8
Receive Float / Pay Float	94.8	60.0	30.0	184.8	80.0	(80.0)	—	—	14.8	140.0	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	9,948.8	15,102.4	7,764.7	32,815.9	(3,060.4)	(1,560.9)	1,188.7	(3,432.6)	13,009.2	16,663.4	6,575.9	36,248.6

Mizuho Bank

Receive Fixed / Pay Float	7,130.2	5,324.0	970.4	13,424.6	(1,863.3)	(767.7)	410.4	(2,220.6)	8,993.5	6,091.8	559.9	15,645.3
Receive Float / Pay Fixed	—	—	8.0	8.0	—	—	(167.1)	(167.1)	—	—	175.1	175.1
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	7,130.2	5,324.0	978.4	13,432.6	(1,863.3)	(767.7)	243.3	(2,387.7)	8,993.5	6,091.8	735.0	15,820.4

Mizuho Corporate Bank

Receive Fixed / Pay Float	1,410.8	7,663.1	4,209.5	13,283.5	(308.9)	(516.1)	654.0	(171.1)	1,719.8	8,179.3	3,555.5	13,454.6
Receive Float / Pay Fixed	1,262.9	2,020.2	2,236.2	5,519.5	(898.0)	(157.0)	155.9	(899.1)	2,161.0	2,177.3	2,080.3	6,418.7
Receive Float / Pay Float	94.8	60.0	30.0	184.8	80.0	(80.0)	—	—	14.8	140.0	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	2,768.6	9,743.3	6,475.8	18,987.8	(1,127.0)	(753.2)	810.0	(1,070.3)	3,895.6	10,496.6	5,665.8	20,058.1

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	275.0	275.0	—	—	130.0	130.0	—	—	145.0	145.0
Receive Float / Pay Fixed	50.0	35.0	35.4	120.4	(70.0)	(40.0)	5.4	(104.5)	120.0	75.0	30.0	225.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	50.0	35.0	310.4	395.4	(70.0)	(40.0)	135.4	25.4	120.0	75.0	175.0	370.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2012			Change			As of March 31, 2012
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	818.4	548.2	270.2	47.3	(4.8)	52.2	771.0	553.0	217.9
Mizuho Bank	71.1	76.8	(5.6)	7.1	(5.2)	12.3	64.0	82.1	(18.0)
Mizuho Corporate Bank	679.2	400.5	278.6	35.7	(0.4)	36.2	643.4	401.0	242.4
Mizuho Trust & Banking	67.9	70.7	(2.7)	4.4	0.8	3.6	63.4	69.9	(6.4)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregated Figures of the 3 Banks

			(Millions of yen)
			First Half of Fiscal 2012		First Half of Fiscal 2011
				Change
Projected Benefit Obligations (at the beginning of the fiscal year)	(A	)	1,186,325	107,373	1,078,952
Discount Rate (%)			1.7	(0.8)	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,210,121	57,605	1,152,516
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	390,949	(15,200)	406,149
Amount accumulated (amortized) during the period			(31,405)	4,425	(35,830)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	414,745	(64,967)	479,713

Mizuho Bank

Projected Benefit Obligations (at the beginning of the fiscal year)	(A	)	707,530	69,303	638,227
Discount Rate (%)			1.7	(0.8)	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	725,684	43,658	682,026
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	221,616	(27,854)	249,470
Amount accumulated (amortized) during the period			(19,215)	3,376	(22,592)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	239,770	(53,498)	293,269

Mizuho Corporate Bank

Projected Benefit Obligations (at the beginning of the fiscal year)	(A	)	345,051	25,309	319,742
Discount Rate (%)			1.7	(0.8)	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	352,088	10,083	342,004
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	124,962	7,100	117,862
Amount accumulated (amortized) during the period			(8,596)	860	(9,457)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	131,998	(8,125)	140,124

Mizuho Trust & Banking

Projected Benefit Obligations (at the beginning of the fiscal year)	(A	)	133,743	12,760	120,982
Discount Rate (%)			1.7	(0.8)	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	132,348	3,863	128,485
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	44,370	5,554	38,816
Amount accumulated (amortized) during the period			(3,593)	188	(3,781)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	42,976	(3,342)	46,319

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregated Figures of the 3 Banks

			(Millions of yen)
			First Half of Fiscal 2012		First Half of Fiscal 2011
				Change
Service Cost			(11,032)	(2,239)	(8,792)
Interest Cost			(10,083)	3,403	(13,486)
Expected Return on Plan Assets			14,377	1,781	12,595
Accumulation (Amortization) of Unrecognized Actuarial Differences			(31,405)	4,425	(35,830)
Losses on Return of Retirement Benefits Trust			—	27,728	(27,728)
Other			(2,091)	(166)	(1,925)

Total			(40,235)	34,932	(75,168)

Mizuho Bank

Service Cost			(7,097)	(1,525)	(5,572)
Interest Cost			(6,014)	1,963	(7,977)
Expected Return on Plan Assets			8,707	2,568	6,138
Accumulation (Amortization) of Unrecognized Actuarial Differences			(19,215)	3,376	(22,592)
Losses on Return of Retirement Benefits Trust			—	27,728	(27,728)
Other			(1,396)	(136)	(1,259)

Total			(25,015)	33,975	(58,991)

Mizuho Corporate Bank

Service Cost			(2,497)	(441)	(2,055)
Interest Cost			(2,932)	1,063	(3,996)
Expected Return on Plan Assets			4,032	(817)	4,850
Accumulation (Amortization) of Unrecognized Actuarial Differences			(8,596)	860	(9,457)
Other			(375)	90	(466)

Total			(10,369)	755	(11,125)

Mizuho Trust & Banking

Service Cost			(1,437)	(272)	(1,164)
Interest Cost			(1,136)	375	(1,512)
Expected Return on Plan Assets			1,637	30	1,606
Accumulation (Amortization) of Unrecognized Actuarial Differences			(3,593)	188	(3,781)
Other			(320)	(120)	(199)

Total			(4,850)	200	(5,051)

Consolidated

			(Millions of yen)
			First Half of Fiscal 2012		First Half of Fiscal 2011
				Change
Projected Benefit Obligations (at the beginning of the fiscal year)	(A	)	1,328,823	121,593	1,207,229
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,311,886	95,898	1,215,987
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	418,892	(1,545)	420,438
Amount accumulated (amortized) during the period			(33,534)	3,655	(37,190)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D	)	438,008	(26,803)	464,812
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D	)	36,053	437	35,615

Income (Expenses) related to Employee Retirement Benefits			(47,115)	9,829	(56,945)

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of September 30, 2012 (Preliminary)
		Change from March 31, 2012	As of March 31, 2012
(1) Capital Adequacy Ratio	15.45	(0.05)	15.50
Tier 1 Capital Ratio	12.68	(0.08)	12.76
(2) Tier 1 Capital	6,290.6	(108.3)	6,398.9
Common Stock and Preferred Stock	2,254.9	—	2,254.9
Capital Surplus	1,109.5	(0.2)	1,109.7
Retained Earnings	1,513.8	108.4	1,405.4
Less: Treasury Stock	4.7	(2.3)	7.0
Less: Dividends (estimate), etc.	76.3	0.0	76.3
Less: Unrealized Losses on Other Securities	21.8	21.8	—
Foreign Currency Translation Adjustments	(103.9)	(1.0)	(102.8)
Minority Interests in Consolidated Subsidiaries	1,760.1	(181.3)	1,941.4
Preferred Securities Issued by Overseas SPCs	1,682.0	(177.5)	1,859.6
Other	(140.9)	(14.5)	(126.4)
(3) Tier 2 Capital	1,769.9	24.8	1,745.1
Tier 2 Capital Included as Qualifying Capital	1,769.9	24.8	1,745.1
45% of Unrealized Gains on Other Securities	—	(45.1)	45.1
45% of Revaluation Reserve for Land	101.7	(0.8)	102.5
General Reserve for Possible Losses on Loans, etc.	4.6	0.4	4.2
Debt Capital, etc.	1,663.5	70.3	1,593.2
Perpetual Subordinated Debt and Other Debt Capital	256.6	(6.0)	262.6
Dated Subordinated Debt and Redeemable Preferred Stock	1,406.9	76.3	1,330.6
(4) Deductions for Total Risk-based Capital	395.4	26.4	368.9
(5) Total Risk-based Capital (2)+(3)-(4)	7,665.1	(109.9)	7,775.0
(6) Risk-weighted Assets	49,603.9	(540.9)	50,144.9
Credit Risk Assets	44,696.6	(447.7)	45,144.4
On-balance-sheet Items	37,340.3	(300.2)	37,640.5
Off-balance-sheet Items	7,356.3	(147.5)	7,503.9
Market Risk Equivalent Assets	2,022.3	(60.9)	2,083.3
Operational Risk Equivalent Assets	2,884.9	(32.2)	2,917.1
Adjusted Amount for Credit Risk-weighted Assets	—	—	—
Adjusted Amount for Operational Risk Equivalent	—	—	—

(Reference)
Prime Capital Ratio *	9.21	0.24	8.97

*	Prime Capital (Tier1 Capital (2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets (6)

Mizuho Financial Group, Inc.

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of September 30, 2012 (Preliminary)
		Change from March 31, 2012	As of March 31, 2012
(1) Capital Adequacy Ratio	15.35	(0.17)	15.52
Tier 1 Capital Ratio	11.26	(0.13)	11.39
(2) Tier 1 Capital	2,389.6	(38.4)	2,428.1
(3) Tier 2 Capital	980.7	3.1	977.6
(4) Deductions for Total Risk-based Capital	112.9	13.9	98.9
(5) Total Risk-based Capital (2)+(3)-(4)	3,257.4	(49.3)	3,306.8
(6) Risk-weighted Assets	21,208.5	(91.4)	21,299.9

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	17.94	0.11	17.83
Tier 1 Capital Ratio	15.79	(0.08)	15.87
(2) Tier 1 Capital	4,363.4	(67.4)	4,430.8
(3) Tier 2 Capital	732.3	49.5	682.8
(4) Deductions for Total Risk-based Capital	139.0	1.7	137.2
(5) Total Risk-based Capital (2)+(3)-(4)	4,956.8	(19.6)	4,976.4
(6) Risk-weighted Assets	27,623.6	(286.5)	27,910.1

Mizuho Trust & Banking

BIS Standard

(1) Capital Adequacy Ratio	17.80	(0.46)	18.26
Tier 1 Capital Ratio	14.21	0.19	14.02
(2) Tier 1 Capital	331.6	(2.9)	334.5
(3) Tier 2 Capital	87.0	(16.5)	103.5
(4) Deductions for Total Risk-based Capital	3.2	0.7	2.4
(5) Total Risk-based Capital (2)+(3)-(4)	415.5	(20.2)	435.7
(6) Risk-weighted Assets	2,333.6	(52.3)	2,386.0

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	15.43	(0.03)	15.46
Tier 1 Capital Ratio	11.19	(0.13)	11.32
(2) Tier 1 Capital	2,389.4	(38.5)	2,428.0
(3) Tier 2 Capital	1,018.4	32.4	986.0
(4) Deductions for Total Risk-based Capital	113.1	13.9	99.1
(5) Total Risk-based Capital (2)+(3)-(4)	3,294.8	(20.0)	3,314.8
(6) Risk-weighted Assets	21,349.3	(91.6)	21,440.9

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
		%	Change from March 31, 2012%		Change from September 30, 2011%			%		%
Loans to Bankrupt Obligors	34,040	0.05	(6,727)	(0.01)	1,048	0.00	40,767	0.06	32,992	0.05
Non-Accrual Delinquent Loans	593,842	0.93	11,224	0.01	(20,558)	(0.06)	582,618	0.91	614,401	0.99
Loans Past Due for 3 Months or More	20,431	0.03	184	0.00	(103)	(0.00)	20,246	0.03	20,534	0.03
Restructured Loans	582,579	0.91	(6,935)	(0.00)	16,047	(0.00)	589,515	0.92	566,532	0.91
Total	1,230,894	1.93	(2,253)	0.00	(3,566)	(0.06)	1,233,147	1.93	1,234,460	1.99
Total Loans	63,650,211	100.00	(150,297)		1,918,604		63,800,509	100.00	61,731,606	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	253,782		(18,161)		(72,438)		271,943		326,220
Trust Account
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
		%	Change from March 31, 2012%		Change from September 30, 2011%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,069	13.33	(8)	0.67	(17)	1.11	3,078	12.66	3,086	12.21
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,069	13.33	(8)	0.67	(17)	1.11	3,078	12.66	3,086	12.21
Total Loans	23,020	100.00	(1,290)		(2,249)		24,310	100.00	25,270	100.00
Consolidated + Trust Account
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
		%	Change from March 31, 2012%		Change from September 30, 2011%			%		%
Loans to Bankrupt Obligors	34,040	0.05	(6,727)	(0.01)	1,048	0.00	40,767	0.06	32,992	0.05
Non-Accrual Delinquent Loans	596,912	0.93	11,215	0.01	(20,576)	(0.06)	585,696	0.91	617,488	0.99
Loans Past Due for 3 Months or More	20,431	0.03	184	0.00	(103)	(0.00)	20,246	0.03	20,534	0.03
Restructured Loans	582,579	0.91	(6,935)	(0.00)	16,047	(0.00)	589,515	0.92	566,532	0.91
Total	1,233,963	1.93	(2,262)	0.00	(3,583)	(0.06)	1,236,225	1.93	1,237,547	2.00
Total Loans	63,673,232	100.00	(151,587)		1,916,355		63,824,819	100.00	61,756,877	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
		%	Change from March 31, 2012%		Change from September 30, 2011%			%		%
Loans to Bankrupt Obligors	32,222	0.05	(5,788)	(0.00)	1,435	0.00	38,010	0.05	30,787	0.04
Non-Accrual Delinquent Loans	577,261	0.90	15,699	0.03	(16,190)	(0.05)	561,561	0.87	593,452	0.96
Loans Past Due for 3 Months or More	20,428	0.03	181	0.00	(106)	(0.00)	20,246	0.03	20,534	0.03
Restructured Loans	458,449	0.72	(8,241)	(0.00)	9,162	(0.00)	466,690	0.73	449,286	0.72
Total	1,088,360	1.71	1,851	0.01	(5,699)	(0.06)	1,086,508	1.70	1,094,060	1.77

Total Loans	63,446,928	100.00	(456,044)		1,828,231		63,902,973	100.00	61,618,697	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	225,221		(20,562)		(71,559)		245,783		296,780
Mizuho Bank
Loans to Bankrupt Obligors	10,150	0.03	(3,722)	(0.01)	(10,678)	(0.03)	13,873	0.04	20,828	0.06
Non-Accrual Delinquent Loans	472,027	1.49	22,665	0.11	(14,783)	(0.02)	449,361	1.38	486,811	1.52
Loans Past Due for 3 Months or More	20,337	0.06	424	0.00	(77)	0.00	19,913	0.06	20,415	0.06

Restructured Loans	296,053	0.93	(235)	0.02	8,649	0.04	296,289	0.91	287,403	0.89
Total	798,568	2.53	19,131	0.13	(16,890)	(0.01)	779,436	2.39	815,458	2.55

Total Loans	31,502,656	100.00	(1,038,229)		(474,364)		32,540,885	100.00	31,977,021	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	135,608		(20,934)		(60,729)		156,543		196,337
Mizuho Corporate Bank
Loans to Bankrupt Obligors	22,009	0.07	(1,130)	(0.00)	13,364	0.04	23,140	0.08	8,644	0.03
Non-Accrual Delinquent Loans	83,663	0.29	(6,431)	(0.02)	2,957	(0.01)	90,094	0.32	80,705	0.30
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	155,163	0.54	427	(0.00)	5,053	(0.02)	154,736	0.55	150,110	0.57
Total	260,836	0.91	(7,134)	(0.03)	21,375	0.00	267,971	0.95	239,461	0.91

Total Loans	28,440,310	100.00	381,510		2,166,557		28,058,800	100.00	26,273,753	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	82,953		374		(5,647)		82,579		88,600
Mizuho Trust & Banking

(Banking Account)
Loans to Bankrupt Obligors	62	0.00	(934)	(0.02)	(1,251)	(0.03)	997	0.03	1,313	0.03
Non-Accrual Delinquent Loans	18,501	0.53	(525)	(0.04)	(4,346)	(0.15)	19,027	0.58	22,848	0.68
Loans Past Due for 3 Months or More	90	0.00	(242)	(0.00)	(28)	(0.00)	333	0.01	119	0.00
Restructured Loans	7,232	0.20	(8,432)	(0.26)	(4,540)	(0.14)	15,664	0.47	11,772	0.35
Total	25,886	0.74	(10,135)	(0.35)	(10,167)	(0.33)	36,022	1.09	36,053	1.07

Total Loans	3,480,940	100.00	201,964		138,288		3,278,976	100.00	3,342,652	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	6,658		(1)		(5,183)		6,660		11,842

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,069	13.33	(8)	0.67	(17)	1.11	3,078	12.66	3,086	12.21
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,069	13.33	(8)	0.67	(17)	1.11	3,078	12.66	3,086	12.21

Total Loans	23,020	100.00	(1,290)		(2,249)		24,310	100.00	25,270	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Reserves for Possible Losses on Loans	651,217	(40,543)	(68,675)	691,760	719,893
General Reserve for Possible Losses on Loans	440,546	(7,042)	(51,710)	447,588	492,257
Specific Reserve for Possible Losses on Loans	210,661	(33,501)	(16,965)	244,162	227,626
Reserve for Possible Losses on Loans to Restructuring Countries	9	0	0	9	9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	296,842	(30,807)	(100,991)	327,650	397,834

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Reserves for Possible Losses on Loans	555,176	(27,707)	(49,375)	582,883	604,551
General Reserve for Possible Losses on Loans	393,657	(17,573)	(62,993)	411,231	456,651
Specific Reserve for Possible Losses on Loans	161,508	(10,134)	13,618	171,643	147,890
Reserve for Possible Losses on Loans to Restructuring Countries	9	0	0	9	9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	267,061	(33,450)	(100,342)	300,511	367,403

Mizuho Bank

Reserves for Possible Losses on Loans	329,032	(15,642)	(48,337)	344,674	377,370
General Reserve for Possible Losses on Loans	221,195	(18,900)	(50,614)	240,095	271,810
Specific Reserve for Possible Losses on Loans	107,836	3,258	2,276	104,578	105,560
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	169,961	(29,577)	(78,480)	199,538	248,442

Mizuho Corporate Bank

Reserves for Possible Losses on Loans	209,477	(10,760)	(326)	220,237	209,803
General Reserve for Possible Losses on Loans	161,996	3,100	(9,242)	158,896	171,238
Specific Reserve for Possible Losses on Loans	47,471	(13,860)	8,915	61,332	38,556
Reserve for Possible Losses on Loans to Restructuring Countries	9	0	0	9	8

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86,932	(1,266)	(12,571)	88,198	99,503

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	16,666	(1,305)	(711)	17,971	17,377
General Reserve for Possible Losses on Loans	10,465	(1,773)	(3,136)	12,239	13,602
Specific Reserve for Possible Losses on Loans	6,200	468	2,425	5,731	3,774
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	(0)	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	10,168	(2,607)	(9,290)	12,775	19,458

*	Reserve for Possible Losses on Entrusted Loans (¥69 million, ¥74 million and ¥76 million for September 30, 2012, March 31, 2012 and September 30, 2011, respectively) is not included in the above figures for Trust Account.

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Mizuho Financial Group	52.90	(3.19)	(5.41)	56.09	58.31
* Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Total	51.15	(2.64)	(4.25)	53.79	55.41
Mizuho Bank	41.20	(3.01)	(5.07)	44.22	46.27
Mizuho Corporate Bank	80.30	(1.87)	(7.30)	82.18	87.61
Mizuho Trust & Banking (Banking Account)	64.38	14.49	16.18	49.89	48.19

*	Above figures are presented net of partial direct write-offs.

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	163,081	(14,345)	(32,515)	177,426	195,597
Claims with Collection Risk	533,409	6,106	3,360	527,302	530,048
Claims for Special Attention	603,077	(6,757)	15,922	609,834	587,154
Total	1,299,568	(14,995)	(13,231)	1,314,563	1,312,800
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	292,932	(28,450)	(97,077)	321,383	390,010
Trust Account
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3,069	(8)	(17)	3,078	3,086
Claims for Special Attention	—	—	—	—	—
Total	3,069	(8)	(17)	3,078	3,086
Consolidated + Trust Account
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	163,081	(14,345)	(32,515)	177,426	195,597
Claims with Collection Risk	536,478	6,097	3,343	530,380	533,135
Claims for Special Attention	603,077	(6,757)	15,922	609,834	587,154
Total	1,302,637	(15,004)	(13,249)	1,317,642	1,315,887

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
		%	Change from March 31, 2012%		Change from September 30, 2011%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	143,646	0.20	(13,435)	(0.01)	(32,194)	(0.05)	157,081	0.22	175,840	0.25
Claims with Collection Risk	527,559	0.74	6,011	0.01	7,232	(0.01)	521,547	0.73	520,327	0.76
Claims for Special Attention	478,943	0.67	(8,065)	(0.00)	9,034	(0.00)	487,009	0.68	469,909	0.68
Sub-total	1,150,149	1.63	(15,489)	(0.00)	(15,927)	(0.07)	1,165,638	1.63	1,166,076	1.70
Normal Claims	69,408,886	98.36	(631,033)	0.00	2,205,752	0.07	70,039,919	98.36	67,203,134	98.29
Total	70,559,036	100.00	(646,522)		2,189,825		71,205,558	100.00	68,369,210	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	263,728		(30,845)		(96,237)		294,574		359,965

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	88,301	0.26	(7,099)	(0.01)	(37,042)	(0.10)	95,400	0.27	125,343	0.36
Claims with Collection Risk	412,523	1.22	25,366	0.10	5,394	0.03	387,156	1.11	407,129	1.19
Claims for Special Attention	316,390	0.94	188	0.02	8,571	0.03	316,202	0.91	307,818	0.90
Sub-total	817,216	2.43	18,456	0.12	(23,075)	(0.03)	798,759	2.30	840,292	2.46
Normal Claims	32,770,892	97.56	(1,050,441)	(0.12)	(439,597)	0.03	33,821,333	97.69	33,210,489	97.53
Total	33,588,108	100.00	(1,031,985)		(462,673)		34,620,093	100.00	34,050,781	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	169,961		(29,577)		(78,480)		199,538		248,442
Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	25,182	0.07	(5,674)	(0.01)	12,349	0.03	30,857	0.09	12,833	0.04
Claims with Collection Risk	95,839	0.28	(18,600)	(0.05)	(144)	(0.02)	114,439	0.34	95,983	0.31
Claims for Special Attention	155,163	0.46	427	(0.00)	5,053	(0.02)	154,736	0.46	150,110	0.48
Sub-total	276,185	0.82	(23,847)	(0.07)	17,258	(0.01)	300,033	0.90	258,927	0.83
Normal Claims	33,073,805	99.17	209,485	0.07	2,500,586	0.01	32,864,320	99.09	30,573,219	99.16
Total	33,349,991	100.00	185,637		2,517,845		33,164,353	100.00	30,832,146	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86,932		(1,266)		(12,571)		88,198		99,503

Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	30,161	0.83	(661)	(0.06)	(7,501)	(0.24)	30,823	0.90	37,662	1.08
Claims with Collection Risk	16,127	0.44	(745)	(0.04)	1,999	0.04	16,872	0.49	14,127	0.40
Claims for Special Attention	7,389	0.20	(8,681)	(0.26)	(4,590)	(0.14)	16,070	0.47	11,979	0.34
Sub-total	53,678	1.49	(10,088)	(0.38)	(10,092)	(0.35)	63,766	1.87	63,770	1.84
Normal Claims	3,544,237	98.50	211,204	0.38	146,995	0.35	3,333,033	98.12	3,397,242	98.15
Total	3,597,916	100.00	201,115		136,903		3,396,800	100.00	3,461,012	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	6,835		(2)		(5,184)		6,837		12,019

(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	3,069	13.33	(8)	0.67	(17)	1.11	3,078	12.66	3,086	12.21
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,069	13.33	(8)	0.67	(17)	1.11	3,078	12.66	3,086	12.21
Normal Claims	19,951	86.66	(1,281)	(0.67)	(2,232)	(1.11)	21,232	87.33	22,183	87.78
Total	23,020	100.00	(1,290)		(2,249)		24,310	100.00	25,270	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	143.6	(13.4)	(32.1)	157.0	175.8
Collateral, Guarantees, and equivalent	124.2	(9.6)	(35.1)	133.8	159.3
Reserve for Possible Losses	19.4	(3.8)	2.9	23.2	16.4
Claims with Collection Risk	524.4	6.0	7.2	518.4	517.2
Collateral, Guarantees, and equivalent	284.0	13.6	(14.2)	270.3	298.2
Reserve for Possible Losses	154.0	(6.3)	10.8	160.3	143.1
Claims for Special Attention	478.9	(8.0)	9.0	487.0	469.9
Collateral, Guarantees, and equivalent	151.8	8.6	39.8	143.1	111.9
Reserve for Possible Losses	95.0	(7.5)	(9.1)	102.5	104.2
Total	1,147.0	(15.4)	(15.9)	1,162.5	1,162.9
Collateral, Guarantees, and equivalent	560.0	12.6	(9.5)	547.4	569.5
Reserve for Possible Losses	268.4	(17.6)	4.6	286.1	263.8
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	88.3	(7.0)	(37.0)	95.4	125.3
Collateral, Guarantees, and equivalent	84.4	(7.8)	(37.1)	92.3	121.6
Reserve for Possible Losses	3.8	0.7	0.1	3.0	3.7
Claims with Collection Risk	412.5	25.3	5.3	387.1	407.1
Collateral, Guarantees, and equivalent	243.0	21.8	(2.6)	221.2	245.6
Reserve for Possible Losses	103.9	2.4	2.1	101.4	101.7
Claims for Special Attention	316.3	0.1	8.5	316.2	307.8
Collateral, Guarantees, and equivalent	102.3	(3.6)	10.8	105.9	91.4
Reserve for Possible Losses	59.8	0.2	(2.2)	59.6	62.0
Total	817.2	18.4	(23.0)	798.7	840.2
Collateral, Guarantees, and equivalent	429.8	10.2	(28.9)	419.5	458.8
Reserve for Possible Losses	167.6	3.4	0.0	164.1	167.5
Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	25.1	(5.6)	12.3	30.8	12.8
Collateral, Guarantees, and equivalent	21.8	(1.0)	9.7	22.9	12.1
Reserve for Possible Losses	3.3	(4.6)	2.5	7.9	0.7
Claims with Collection Risk	95.8	(18.6)	(0.1)	114.4	95.9
Collateral, Guarantees, and equivalent	31.7	(7.0)	(11.1)	38.7	42.9
Reserve for Possible Losses	44.0	(9.2)	6.3	53.2	37.6
Claims for Special Attention	155.1	0.4	5.0	154.7	150.1
Collateral, Guarantees, and equivalent	46.8	13.5	29.4	33.3	17.3
Reserve for Possible Losses	33.9	(6.3)	(6.2)	40.2	40.1
Total	276.1	(23.8)	17.2	300.0	258.9
Collateral, Guarantees, and equivalent	100.4	5.4	28.1	95.0	72.3
Reserve for Possible Losses	81.2	(20.1)	2.6	101.4	78.5
Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	30.1	(0.6)	(7.5)	30.8	37.6
Collateral, Guarantees, and equivalent	17.9	(0.6)	(7.7)	18.5	25.6
Reserve for Possible Losses	12.2	(0.0)	0.1	12.2	12.0
Claims with Collection Risk	16.1	(0.7)	1.9	16.8	14.1
Collateral, Guarantees, and equivalent	9.1	(1.2)	(0.4)	10.3	9.6
Reserve for Possible Losses	6.0	0.4	2.4	5.6	3.6
Claims for Special Attention	7.3	(8.6)	(4.5)	16.0	11.9
Collateral, Guarantees, and equivalent	2.6	(1.1)	(0.4)	3.8	3.1
Reserve for Possible Losses	1.2	(1.4)	(0.7)	2.6	1.9
Total	53.6	(10.0)	(10.0)	63.7	63.7
Collateral, Guarantees, and equivalent	29.7	(3.0)	(8.6)	32.7	38.3
Reserve for Possible Losses	19.5	(0.9)	1.8	20.5	17.6
(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.0	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Coverage Amount	828.5	(5.0)	(4.8)	833.5	833.3
Reserves for Possible Losses on Loans	268.4	(17.6)	4.6	286.1	263.8
Collateral, Guarantees, and equivalent	560.0	12.6	(9.5)	547.4	569.5

	(%)
Coverage Ratio	72.3	0.5	0.5	71.7	71.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.5	0.4	(1.8)	83.0	85.3
Claims for Special Attention	51.5	1.0	5.5	50.4	46.0
Claims against Special Attention Obligors	53.0	1.1	4.1	51.8	48.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.0	(0.5)	(1.3)	64.6	65.3
Claims for Special Attention	29.0	(0.7)	(0.0)	29.8	29.1
Claims against Special Attention Obligors	29.9	(0.7)	(0.3)	30.6	30.3

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	20.08	(1.20)	(2.17)	21.28	22.25
Claims against Watch Obligors excluding Special Attention Obligors	4.38	(0.29)	0.15	4.68	4.23
Claims against Normal Obligors	0.12	(0.00)	(0.05)	0.12	0.17

Mizuho Bank
	(Billions of yen)
Coverage Amount	597.4	13.7	(28.8)	583.7	626.3
Reserves for Possible Losses on Loans	167.6	3.4	0.0	164.1	167.5
Collateral, Guarantees, and equivalent	429.8	10.2	(28.9)	419.5	458.8

	(%)
Coverage Ratio	73.1	0.0	(1.4)	73.0	74.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	84.1	0.7	(1.2)	83.3	85.3
Claims for Special Attention	51.2	(1.1)	1.3	52.3	49.8
Claims against Special Attention Obligors	53.3	(0.2)	0.6	53.6	52.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	61.3	0.1	(1.7)	61.1	63.0
Claims for Special Attention	27.9	(0.4)	(0.7)	28.3	28.6
Claims against Special Attention Obligors	28.4	(0.1)	(1.0)	28.6	29.5

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.57	(0.02)	(1.21)	18.59	19.79
Claims against Watch Obligors excluding Special Attention Obligors	3.61	(0.57)	(0.30)	4.19	3.92
Claims against Normal Obligors	0.16	0.00	(0.03)	0.16	0.19

Mizuho Corporate Bank

	(Billions of yen)
Coverage Amount	181.7	(14.7)	30.7	196.5	150.9
Reserves for Possible Losses on Loans	81.2	(20.1)	2.6	101.4	78.5
Collateral, Guarantees, and equivalent	100.4	5.4	28.1	95.0	72.3

	(%)
Coverage Ratio	65.8	0.3	7.5	65.4	58.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	79.0	(1.3)	(4.8)	80.4	83.9
Claims for Special Attention	52.0	4.4	13.7	47.5	38.3
Claims against Special Attention Obligors	52.3	2.3	10.2	50.0	42.1

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	68.6	(1.6)	(2.2)	70.3	70.9
Claims for Special Attention	31.3	(1.8)	1.0	33.1	30.2
Claims against Special Attention Obligors	33.0	(2.4)	0.7	35.4	32.3

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	23.54	(3.93)	(4.13)	27.48	27.68
Claims against Watch Obligors excluding Special Attention Obligors	5.15	(0.24)	0.43	5.39	4.72
Claims against Normal Obligors	0.09	(0.00)	(0.06)	0.09	0.15

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Coverage Amount	49.2	(3.9)	(6.7)	53.2	56.0
Reserves for Possible Losses on Loans	19.5	(0.9)	1.8	20.5	17.6
Collateral, Guarantees, and equivalent	29.7	(3.0)	(8.6)	32.7	38.3

	(%)
Coverage Ratio	91.8	8.2	3.9	83.5	87.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	94.5	(0.2)	0.3	94.7	94.2
Claims for Special Attention	52.6	12.2	10.0	40.3	42.5
Claims against Special Attention Obligors	52.8	16.1	12.8	36.6	39.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	87.3	0.9	5.4	86.4	81.9
Claims for Special Attention	25.7	4.2	3.7	21.5	22.0
Claims against Special Attention Obligors	25.8	5.2	4.4	20.5	21.3

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.41	0.04	0.12	16.37	16.29
Claims against Watch Obligors excluding Special Attention Obligors	4.83	(0.29)	0.55	5.13	4.28
Claims against Normal Obligors	0.11	(0.01)	(0.08)	0.12	0.19

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2009		Fiscal 2010		Fiscal 2011		Fiscal 2012
	Up to First Half of Fiscal 2009	As of March 31, 2010	As of September 30, 2010	As of March 31, 2011	As of September 30, 2011	As of March 31, 2012	As of September 30, 2012
										Aggregated Figures of the 3 Banks
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking		Change from March 31, 2012
Claims against Bankrupt and Substantially Bankrupt Obligors	2,745.9	222.3	189.0	145.3	106.8	84.4	39.7	5.5	28.0	73.3	(11.1)
Claims with Collection Risk	9,380.2	458.5	345.9	196.2	158.9	142.3	99.5	14.2	5.7	119.5	(22.8)
Amount Categorized as above up to First Half of Fiscal 2009	12,126.2	680.9	534.9	341.6	265.8	226.8	139.3	19.7	33.7	192.8	(33.9)
of which the amount which was in the process of being removed from the balance sheet	1,334.5	163.7	138.6	101.9	68.9	48.9	33.3	4.5	0.3	38.2	(10.6)
Claims against Bankrupt and Substantially Bankrupt Obligors		35.7	24.8	29.3	19.1	6.4	4.6	0.6	0.4	5.7	(0.6)
Claims with Collection Risk		173.4	124.4	87.6	56.6	53.1	39.0	5.8	0.3	45.2	(7.9)
Amount Newly Categorized as above during the Second Half of Fiscal 2009		209.1	149.3	117.0	75.7	59.5	43.6	6.5	0.8	51.0	(8.5)
of which the amount which was in the process of being removed from the balance sheet		32.0	21.9	20.0	12.2	6.4	4.6	—	0.4	5.0	(1.3)
Claims against Bankrupt and Substantially Bankrupt Obligors			31.9	24.8	13.1	7.3	6.2	—	0.2	6.5	(0.7)
Claims with Collection Risk			140.6	86.7	59.6	52.9	38.8	0.5	0.2	39.6	(13.3)
Amount Newly Categorized as above during the First Half of Fiscal 2010			172.5	111.6	72.8	60.3	45.1	0.5	0.5	46.2	(14.1)
of which the amount which was in the process of being removed from the balance sheet			28.8	24.7	13.1	7.3	6.2	—	0.2	6.5	(0.7)
Claims against Bankrupt and Substantially Bankrupt Obligors				31.8	13.9	12.7	5.6	—	0.2	5.9	(6.7)
Claims with Collection Risk				182.5	110.3	81.1	46.3	22.7	3.1	72.3	(8.7)
Amount Newly Categorized as above during the Second Half of Fiscal 2010				214.4	124.3	93.8	52.0	22.7	3.4	78.3	(15.5)
of which the amount which was in the process of being removed from the balance sheet				30.5	13.8	8.8	5.6	—	0.2	5.9	(2.8)
Claims against Bankrupt and Substantially Bankrupt Obligors					22.7	13.9	11.3	0.1	0.1	11.6	(2.2)
Claims with Collection Risk					134.7	81.1	48.2	3.2	0.3	51.8	(29.3)
Amount Newly Categorized as above during the First Half of Fiscal 2011					157.4	95.1	59.5	3.4	0.5	63.5	(31.5)
of which the amount which was in the process of being removed from the balance sheet					22.7	11.1	7.7	0.1	0.1	8.1	(3.0)
Claims against Bankrupt and Substantially Bankrupt Obligors						32.0	5.9	17.3	0.4	23.7	(8.2)
Claims with Collection Risk						110.7	48.6	24.6	4.0	77.2	(33.5)
Amount Newly Categorized as above during the Second Half of Fiscal 2011						142.8	54.5	41.9	4.4	101.0	(41.8)
of which the amount which was in the process of being removed from the balance sheet						30.8	5.9	16.2	0.4	22.6	(8.2)
Claims against Bankrupt and Substantially Bankrupt Obligors							14.6	1.4	0.4	16.5	16.5
Claims with Collection Risk							91.8	24.5	5.2	121.6	121.6
Amount Newly Categorized as above during the First Half of Fiscal 2012							106.4	25.9	5.7	138.1	138.1
of which the amount which was in the process of being removed from the balance sheet							12.5	1.4	0.4	14.4	14.4
Claims against Bankrupt and Substantially Bankrupt Obligors		258.0	245.8	231.4	175.8	157.0	88.3	25.1	30.1	143.6	(13.4)
Claims with Collection Risk		632.0	611.0	553.2	520.3	521.5	412.5	95.8	19.1	527.5	6.0
Total		890.1	856.9	784.6	696.1	678.6	500.8	121.0	49.3	671.2	(7.4)
of which the amount which was in the process of being removed from the balance sheet		195.8	189.4	177.3	131.0	113.6	76.3	22.3	2.4	101.1	(12.5)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	☐ denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of September 30, 2012	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to First Half of Fiscal 2009	12,126.2	192.8	11,933.3	98.4	98.7
Second Half of Fiscal 2009	209.1	51.0	158.1	75.6	78.0
First Half of Fiscal 2010	172.5	46.2	126.3	73.2	77.0
Second Half of Fiscal 2010	214.4	78.3	136.0	63.4	66.2
First Half of Fiscal 2011	157.4	63.5	93.9	59.6	64.8
Second Half of Fiscal 2011	142.8	101.0	41.8	29.2	45.1
First Half of Fiscal 2012	138.1	138.1
Total	13,160.9	671.2	12,489.7

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

Mizuho Financial Group, Inc.

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2012

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the First Half of Fiscal 2012
	Fiscal 2009		Fiscal 2010		Fiscal 2011
	Up to First Half	Second Half	First Half	Second Half	First Half	Second Half
Liquidation	(7.9)	(0.2)	(1.9)	(2.0)	(1.1)	(0.0)	(13.4)
Restructuring	(0.4)	—	—	—	—	—	(0.4)
Improvement in Business Performance due to Restructuring	(0.3)	—	—	—	(0.0)	—	(0.3)
Loan Sales	(23.9)	(2.5)	(2.1)	(2.2)	(3.2)	(9.9)	(44.1)
Direct Write-off	32.3	1.8	3.2	(0.1)	(2.4)	(2.5)	32.2
Other	(28.5)	(7.6)	(13.2)	(11.0)	(24.6)	(34.3)	(119.5)
Debt recovery	(19.5)	(4.5)	(8.3)	(6.6)	(11.8)	(14.2)	(65.1)
Improvement in Business Performance	(8.9)	(3.0)	(4.9)	(4.3)	(12.8)	(20.0)	(54.3)
Total	(28.8)	(8.5)	(14.1)	(15.5)	(31.5)	(46.9)	(145.6)

Mizuho Bank
Liquidation	(7.9)	(0.2)	(1.9)	(2.0)	(1.1)	(0.0)	(13.4)
Restructuring	(0.4)	—	—	—	—	—	(0.4)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(23.9)	(2.5)	(2.1)	(1.1)	(0.4)	—	(30.2)
Direct Write-off	27.4	1.1	3.2	2.3	(2.7)	(2.2)	29.2
Other	(18.4)	(6.7)	(8.1)	(5.7)	(16.2)	(18.0)	(73.3)
Debt recovery	(9.5)	(3.6)	(3.2)	(1.3)	(6.1)	(11.3)	(35.3)
Improvement in Business Performance	(8.9)	(3.0)	(4.9)	(4.3)	(10.1)	(6.6)	(38.0)
Total	(23.2)	(8.4)	(8.9)	(6.5)	(20.5)	(20.3)	(88.1)

Mizuho Corporate Bank
Liquidation	—	—	—	—	—	—	—
Restructuring	—	—	—	—	—	—	—
Improvement in Business Performance due to Restructuring	(0.3)	—	—	—	—	—	(0.3)
Loan Sales	(0.0)	—	—	(1.1)	(2.8)	(9.9)	(13.9)
Direct Write-off	4.8	0.7	0.0	(2.3)	0.3	(0.2)	3.2
Other	(9.0)	(0.7)	(0.1)	(5.1)	(8.3)	(15.8)	(39.2)
Debt recovery	(9.0)	(0.7)	(0.1)	(5.1)	(5.7)	(2.5)	(23.3)
Improvement in Business Performance	—	—	—	—	(2.6)	(13.2)	(15.9)
Total	(4.5)	(0.0)	(0.1)	(8.6)	(10.8)	(26.0)	(50.2)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	—	—	—	—	—	—	—
Restructuring	—	—	—	—	—	—	—
Improvement in Business Performance due to Restructuring	—	—	—	—	(0.0)	—	(0.0)
Loan Sales	—	—	—	—	—	—	—
Direct Write-off	—	(0.0)	—	(0.1)	(0.0)	—	(0.2)
Other	(1.0)	(0.1)	(4.9)	(0.1)	(0.0)	(0.4)	(6.9)
Debt recovery	(0.9)	(0.1)	(4.9)	(0.1)	(0.0)	(0.2)	(6.5)
Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.4)
Total	(1.0)	(0.1)	(4.9)	(0.3)	(0.1)	(0.4)	(7.1)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since Second Half of Fiscal 2001
	Up to Second Half of Fiscal 2009*	In First Half of Fiscal 2010	In Second Half of Fiscal 2010	In First Half of Fiscal 2011	In Second Half of Fiscal 2011	In First Half of Fiscal 2012
Liquidation	(1,671.2)	(19.2)	(52.2)	(17.9)	(48.4)	(13.4)	(1,822.4)
Restructuring	(1,865.1)	(12.8)	(76.2)	(11.9)	(11.0)	(0.4)	(1,977.5)
Improvement in Business Performance due to Restructuring	(184.7)	(0.1)	(0.1)	(6.5)	(0.0)	(0.3)	(191.9)
Loan Sales	(4,443.8)	(72.3)	(43.1)	(9.2)	(16.1)	(44.1)	(4,628.8)
Direct Write-off	3,397.2	68.2	78.8	18.1	53.4	32.2	3,648.2
Other	(6,677.4)	(169.3)	(193.8)	(218.6)	(138.2)	(119.5)	(7,516.9)
Debt recovery		(109.7)	(161.8)	(76.2)	(48.8)	(65.1)
Improvement in Business Performance		(59.6)	(32.0)	(142.3)	(89.4)	(54.3)
Total	(11,445.3)	(205.8)	(286.6)	(245.9)	(160.3)	(145.6)	(12,489.7)

*	From the Second Half of Fiscal 2001 to the Second Half of Fiscal 2009.

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
			Change from March 31, 2012		Change from September 30, 2011
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	55,173.1	1,021.9	(820.8)	11.9	(52.6)	(18.6)	55,993.9	1,009.9	55,225.7	1,040.6
Manufacturing	7,354.1	240.1	201.4	(18.5)	130.3	(7.2)	7,152.7	258.7	7,223.8	247.3
Agriculture & Forestry	31.4	0.5	(1.2)	0.4	4.0	0.1	32.7	0.0	27.4	0.3
Fishery	2.0	0.4	(0.0)	0.4	1.0	0.3	2.0	0.0	1.0	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	170.7	—	26.2	—	11.6	—	144.5	—	159.0	—
Construction	832.2	36.5	(33.2)	1.8	(53.6)	(7.1)	865.5	34.6	885.9	43.6
Utilities	1,949.7	4.0	45.9	0.1	435.2	0.0	1,903.7	3.9	1,514.5	4.0
Communication	902.3	21.5	4.0	(4.0)	(227.9)	(14.2)	898.2	25.6	1,130.2	35.8
Transportation & Postal Industry	2,690.8	66.5	(89.9)	23.1	(176.2)	22.0	2,780.7	43.3	2,867.1	44.4
Wholesale & Retail	4,912.7	163.6	112.7	(11.0)	198.6	(6.7)	4,799.9	174.7	4,714.0	170.3
Finance & Insurance	6,189.7	10.4	(272.4)	(1.1)	(100.6)	0.3	6,462.1	11.6	6,290.4	10.1
Real Estate	6,414.9	148.0	66.6	3.6	160.4	(8.5)	6,348.3	144.4	6,254.5	156.6
Commodity Lease	1,551.3	2.5	5.2	0.2	14.7	0.3	1,546.0	2.2	1,536.6	2.2
Service Industries	2,481.4	100.2	54.9	(12.2)	(263.6)	(9.8)	2,426.5	112.5	2,745.1	110.1
Local Governments	1,255.4	2.9	(19.8)	(0.0)	61.5	(0.0)	1,275.2	2.9	1,193.8	2.9
Governments	4,833.3	—	(766.1)	—	(64.6)	—	5,599.4	—	4,897.9	—
Other	13,600.3	224.1	(155.2)	29.0	(183.4)	11.7	13,755.6	195.0	13,783.8	212.3
Overseas Total (including Loans Booked Offshore)	9,135.8	66.3	442.0	(10.1)	1,672.9	12.9	8,693.7	76.5	7,462.8	53.3
Governments	332.0	—	(24.3)	—	(6.9)	—	356.4	—	339.0	—
Financial Institutions	3,261.0	9.2	211.5	9.2	724.2	9.2	3,049.4	0.0	2,536.7	—
Other	5,542.7	57.1	254.9	(19.3)	955.6	3.7	5,287.8	76.5	4,587.1	53.3
Total	64,308.9	1,088.3	(378.7)	1.8	1,620.3	(5.6)	64,687.7	1,086.5	62,688.6	1,094.0

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2012: ¥568.8 billion (from MHBK ¥530.0 billion; from MHCB ¥38.8 billion)
As of March 31, 2012: ¥741.0 billion (from MHBK ¥700.0 billion; from MHCB ¥41.0 billion)
As of September 30, 2011: ¥738.3 billion (from MHBK ¥700.0 billion; from MHCB ¥38.3 billion)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2012		Change from September 30, 2011		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank

Domestic Total (excluding Loans Booked Offshore)	31,502.6	798.5	(1,038.2)	19.1	(474.3)	(16.8)	32,540.8	779.4	31,977.0	815.4
Manufacturing	2,831.9	172.6	49.7	5.7	77.2	6.1	2,782.2	166.8	2,754.7	166.4
Agriculture & Forestry	31.1	0.5	(1.2)	0.4	4.1	0.1	32.3	0.0	27.0	0.3
Fishery	2.0	0.4	(0.0)	0.4	1.0	0.3	2.0	0.0	1.0	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	5.1	—	0.2	—	(0.1)	—	4.9	—	5.3	—
Construction	471.3	25.8	(25.2)	(0.6)	(23.8)	(2.0)	496.6	26.5	495.2	27.9
Utilities	56.8	—	(1.8)	(0.0)	(3.3)	(0.1)	58.6	0.0	60.2	0.1
Communication	302.5	20.6	(14.7)	(3.3)	(10.9)	(9.2)	317.2	23.9	313.4	29.9
Transportation & Postal Industry	1,082.1	63.1	8.9	21.7	(84.2)	27.5	1,073.1	41.4	1,166.4	35.5
Wholesale & Retail	3,522.3	160.6	24.6	(11.3)	115.6	(6.6)	3,497.7	171.9	3,406.7	167.2
Finance & Insurance	1,757.3	10.4	(208.3)	(1.1)	(249.3)	0.3	1,965.7	11.6	2,006.7	10.1
Real Estate	3,168.3	91.9	46.6	2.9	19.5	(14.1)	3,121.6	89.0	3,148.7	106.1
Commodity Lease	181.2	2.5	0.1	0.2	(1.7)	0.3	181.0	2.2	182.9	2.2
Service Industries	1,890.6	97.9	69.6	0.9	(132.1)	(5.8)	1,821.0	97.0	2,022.7	103.8
Local Governments	1,101.8	—	(12.6)	—	69.2	—	1,114.5	—	1,032.6	—
Governments	3,519.0	—	(987.4)	—	(253.7)	—	4,506.5	—	3,772.8	—
Other	11,578.4	151.7	13.2	3.1	(1.6)	(13.7)	11,565.2	148.5	11,580.0	165.4
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—
Total	31,502.6	798.5	(1,038.2)	19.1	(474.3)	(16.8)	32,540.8	779.4	31,977.0	815.4
Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	19,309.8	194.4	(61.1)	2.9	493.2	8.3	19,370.9	191.4	18,816.5	186.0
Manufacturing	3,991.2	64.7	149.7	(20.4)	87.3	(10.6)	3,841.5	85.1	3,903.9	75.3
Agriculture & Forestry	0.2	—	(0.0)	—	(0.0)	—	0.3	—	0.3	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	162.3	—	26.3	—	13.9	—	135.9	—	148.4	—
Construction	300.2	10.5	(4.4)	2.4	(10.6)	(5.0)	304.7	8.0	310.8	15.5
Utilities	1,697.3	4.0	42.1	0.2	406.3	0.2	1,655.2	3.8	1,291.0	3.8
Communication	531.6	0.4	20.3	(0.6)	63.3	(4.8)	511.2	1.1	468.2	5.3
Transportation & Postal Industry	1,394.2	3.2	(102.1)	1.4	(93.1)	(5.5)	1,496.3	1.8	1,487.4	8.8
Wholesale & Retail	1,186.6	1.9	63.1	(0.0)	70.4	(0.2)	1,123.4	2.0	1,116.2	2.2
Finance & Insurance	3,996.5	—	(187.8)	—	67.3	—	4,184.4	—	3,929.2	—
Real Estate	2,214.3	40.9	13.9	2.5	72.0	10.7	2,200.3	38.3	2,142.2	30.1
Commodity Lease	1,165.2	—	8.5	—	12.7	—	1,156.7	—	1,152.4	—
Service Industries	520.0	1.3	(8.2)	(8.7)	(94.8)	(3.4)	528.2	10.1	614.8	4.8
Local Governments	123.7	—	(1.2)	—	(1.2)	—	125.0	—	124.9	—
Governments	914.4	—	97.4	—	88.4	—	816.9	—	825.9	—
Other	1,111.4	67.1	(178.7)	26.3	(188.7)	27.2	1,290.1	40.7	1,300.2	39.9
Overseas Total (including Loans Booked Offshore)	9,130.5	66.3	442.6	(10.1)	1,673.2	12.9	8,687.8	76.5	7,457.2	53.3
Governments	331.5	—	(24.2)	—	(6.8)	—	355.8	—	338.4	—
Financial Institutions	3,261.0	9.2	211.5	9.2	724.2	9.2	3,049.4	0.0	2,536.7	—
Other	5,537.9	57.1	255.3	(19.3)	955.9	3.7	5,282.6	76.5	4,582.0	53.3
Total	28,440.3	260.8	381.5	(7.1)	2,166.5	21.3	28,058.8	267.9	26,273.7	239.4
Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,360.6	28.9	278.4	(10.1)	(71.5)	(10.1)	4,082.1	39.1	4,432.1	39.1
Manufacturing	530.9	2.7	1.9	(3.8)	(34.3)	(2.7)	528.9	6.6	565.2	5.5
Agriculture & Forestry	0.0	—	(0.0)	—	(0.0)	—	0.0	—	0.0	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	3.1	—	(0.4)	—	(2.1)	—	3.6	—	5.3	—
Construction	60.6	0.1	(3.4)	0.1	(19.1)	0.0	64.1	0.0	79.8	0.1
Utilities	195.4	—	5.6	—	32.2	—	189.7	—	163.2	—
Communication	68.2	0.4	(1.5)	(0.0)	(280.3)	(0.1)	69.7	0.5	348.5	0.6
Transportation & Postal Industry	214.4	0.0	3.2	(0.0)	1.1	(0.0)	211.1	0.0	213.3	0.0
Wholesale & Retail	203.7	1.0	24.9	0.3	12.6	0.1	178.8	0.7	191.1	0.9
Finance & Insurance	435.8	—	123.8	—	81.4	—	312.0	—	354.4	—
Real Estate	1,032.2	15.2	5.9	(1.7)	68.8	(5.1)	1,026.2	17.0	963.4	20.3
Commodity Lease	204.8	—	(3.3)	—	3.7	—	208.2	—	201.1	—
Service Industries	70.7	0.9	(6.4)	(4.4)	(36.6)	(0.5)	77.2	5.4	107.4	1.5
Local Governments	29.8	2.9	(5.9)	(0.0)	(6.3)	(0.0)	35.7	2.9	36.1	2.9
Governments	399.8	—	123.8	—	100.6	—	275.9	—	299.1	—
Other	910.4	5.2	10.2	(0.4)	6.9	(1.7)	900.2	5.7	903.4	6.9
Overseas Total (including Loans Booked Offshore)	5.3	—	(0.5)	—	(0.3)	—	5.8	—	5.6	—
Governments	0.5	—	(0.0)	—	(0.0)	—	0.6	—	0.6	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	4.7	—	(0.4)	—	(0.2)	—	5.2	—	5.0	—
Total	4,365.9	28.9	277.9	(10.1)	(71.8)	(10.1)	4,088.0	39.1	4,437.8	39.1

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2012						As of March 31, 2012		As of September 30, 2011
			Change from March 31, 2012		Change from September 30, 2011
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,073.9	73.8	10.7	0.9	(25.4)	0.9	1,063.2	72.9	1,099.4	72.9
Manufacturing	246.8	65.7	(17.8)	1.8	(7.3)	9.3	264.6	63.9	254.1	56.4
Agriculture & Forestry	0.4	40.0	0.3	(35.2)	0.0	(47.4)	0.0	75.3	0.3	87.5
Fishery	0.4	30.7	0.3	(69.2)	0.3	(69.2)	0.0	100.0	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	(0.0)	—	0.0	100.0	0.0	100.0
Construction	36.2	70.8	1.2	(0.7)	(8.3)	2.4	35.0	71.6	44.5	68.3
Utilities	4.0	57.0	0.1	(2.0)	0.0	38.6	3.9	59.1	4.0	18.4
Communication	21.8	61.6	(4.2)	(2.0)	(14.5)	(4.7)	26.0	63.6	36.3	66.4
Transportation & Postal Industry	66.5	81.8	23.0	(0.0)	20.9	13.8	43.4	81.9	45.5	68.0
Wholesale & Retail	171.1	61.7	(11.6)	(0.9)	(9.2)	(3.6)	182.8	62.7	180.4	65.4
Finance & Insurance	10.4	28.1	(1.3)	(2.8)	0.3	(1.2)	11.7	31.0	10.1	29.4
Real Estate	165.6	88.3	21.0	3.3	8.1	1.0	144.6	84.9	157.5	87.3
Commodity Lease	2.5	70.7	0.2	(11.0)	0.3	(10.7)	2.2	81.8	2.2	81.5
Service Industries	94.6	64.5	(20.8)	2.6	(18.7)	(1.4)	115.4	61.8	113.3	65.9
Local Governments	30.7	100.0	(0.0)	—	0.0	—	30.7	100.0	30.6	100.0
Other	222.4	83.6	20.2	(6.0)	2.4	(9.9)	202.2	89.6	220.0	93.5
Overseas Total (including Loans Booked Offshore)	76.1	50.5	(26.2)	(9.1)	9.5	(1.5)	102.4	59.6	66.6	52.0
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	9.2	62.6	9.2	(37.3)	9.2	62.6	0.0	99.9	—	—
Other	66.8	48.8	(35.5)	(10.8)	0.2	(3.2)	102.4	59.6	66.6	52.0
Total	1,150.1	72.3	(15.4)	0.5	(15.9)	0.5	1,165.6	71.7	1,166.0	71.7

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2012
		Change from March 31, 2012	Change from September 30, 2011	As of March 31, 2012	As of September 30, 2011
Housing and Consumer Loans	12,057.3	(38.5)	(121.6)	12,095.9	12,179.0
Housing Loans for owner’s residential housing	10,336.8	(1.3)	(37.6)	10,338.1	10,374.4

Mizuho Bank
Housing and Consumer Loans	11,849.1	(23.6)	(91.0)	11,872.7	11,940.1
Housing Loans	10,911.5	(41.3)	(113.0)	10,952.8	11,024.5
for owner’s residential housing	10,154.0	11.1	(11.9)	10,142.9	10,166.0
Consumer loans	937.6	17.7	21.9	919.8	915.6

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	208.2	(14.9)	(30.6)	223.1	238.8
Housing Loans for owner’s residential housing	182.7	(12.5)	(25.6)	195.2	208.4

*	Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2012
		Change from March 31, 2012	Change from September 30, 2011	As of March 31, 2012	As of September 30, 2011
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.1	0.3	(0.3)	56.8	57.4
Loans to SMEs and Individual Customers	31,537.5	(270.2)	(203.9)	31,807.7	31,741.4

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	71.8	2.6	0.9	69.1	70.8
Loans to SMEs and Individual Customers	22,632.3	130.4	(38.3)	22,501.8	22,670.7

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	35.1	(2.2)	(2.3)	37.3	37.4
Loans to SMEs and Individual Customers	6,785.4	(449.4)	(266.0)	7,234.9	7,051.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	48.6	(2.1)	3.0	50.7	45.5
Loans to SMEs and Individual Customers	2,119.7	48.7	100.4	2,070.9	2,019.2

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of "Small and Medium-sized Enterprises" is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Loan amount	0.0	(0.0)	(0.0)	0.0	0.0
Number of Restructuring Countries*	3	—	—	3	3

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2012
			Change from March 31, 2012		Change from September 30, 2011		As of March 31, 2012		As of September 30, 2011
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	3,294.6	27.9	199.8	5.8	593.1	14.9	3,094.8	22.1	2,701.5	13.0
Hong Kong	697.2	4.8	27.8	3.8	77.8	3.3	669.4	0.9	619.4	1.4
South Korea	484.3	1.4	27.6	(0.1)	135.1	1.4	456.7	1.5	349.2	—
Singapore	508.9	11.4	74.4	7.4	142.5	7.7	434.5	3.9	366.4	3.6
Thailand	476.6	1.0	41.1	(4.6)	103.6	(4.4)	435.5	5.7	373.0	5.5
Central and South America	2,819.7	90.7	(66.7)	37.4	230.5	38.1	2,886.4	53.2	2,589.1	52.5
North America	2,620.0	1.5	113.8	(1.1)	442.7	(3.1)	2,506.2	2.7	2,177.3	4.7
Eastern Europe	18.9	0.6	(1.8)	0.6	(13.1)	(6.3)	20.8	—	32.1	7.0
Western Europe	2,188.0	42.3	(102.6)	(5.2)	173.5	4.5	2,290.6	47.5	2,014.4	37.7
Other	919.5	10.1	11.4	1.7	212.7	9.6	908.1	8.4	706.8	0.5
Total	11,861.0	173.4	153.7	39.4	1,639.6	57.8	11,707.2	134.0	10,221.3	115.5

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of September 30, 2012
		Change from March 31, 2012	Change from September 30, 2011	As of March 31, 2012	As of September 30, 2011
Net Deferred Tax Assets (A)	420.4	79.6	(17.8)	340.7	438.2
(Reference)
Tier I Capital (B)	6,290.6	(108.3)	220.8	6,398.9	6,069.8
(A)/(B) (%)	6.6	1.3	(0.5)	5.3	7.2

Non-Consolidated

	(Billions of yen)
	As of September 30, 2012
		Change from March 31, 2012	Change from September 30, 2011	As of March 31, 2012	As of September 30, 2011
Mizuho Bank
Total Deferred Tax Assets (A)	597.7	(2.1)	(165.5)	599.9	763.2
Total Deferred Tax Liabilities (B)	(133.1)	(6.5)	10.7	(126.6)	(143.9)
(A) + (B)	464.5	(8.6)	(154.7)	473.2	619.3
Valuation Allowance	(249.8)	0.5	132.9	(250.4)	(382.8)
Net Deferred Tax Assets (C)	214.6	(8.1)	(21.7)	222.7	236.4
(Reference)
Tier I Capital (D)	2,330.6	(49.0)	(15.7)	2,379.6	2,346.3
(C)/(D) (%)	9.2	(0.1)	(0.8)	9.3	10.0

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	899.2	26.3	(185.8)	872.8	1,085.0
Total Deferred Tax Liabilities (B)	(176.9)	11.9	45.0	(188.8)	(221.9)
(A) + (B)	722.3	38.3	(140.7)	684.0	863.1
Valuation Allowance	(582.3)	39.1	185.5	(621.5)	(767.8)
Net Deferred Tax Assets (C)	139.9	77.4	44.7	62.4	95.2
(Reference)
Tier I Capital (D)	4,057.0	(78.1)	39.0	4,135.2	4,018.0
(C)/(D) (%)	3.4	1.9	1.0	1.5	2.3

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	91.7	1.6	(24.3)	90.0	116.1
Total Deferred Tax Liabilities (B)	(10.3)	2.2	1.7	(12.5)	(12.0)
(A) + (B)	81.4	3.9	(22.6)	77.5	104.1
Valuation Allowance	(65.2)	(0.5)	22.0	(64.7)	(87.3)
Net Deferred Tax Assets (C)	16.1	3.3	(0.6)	12.8	16.8
(Reference)
Tier I Capital (D)	333.7	1.3	23.5	332.4	310.2
(C)/(D) (%)	4.8	0.9	(0.5)	3.8	5.4

Aggregated Figures of the 3 Banks
Total Deferred Tax Assets (A)	1,588.8	25.9	(375.7)	1,562.9	1,964.5
Total Deferred Tax Liabilities (B)	(320.4)	7.6	57.5	(328.0)	(378.0)
(A) + (B)	1,268.3	33.5	(318.1)	1,234.8	1,586.5
Valuation Allowance	(897.5)	39.2	340.5	(936.7)	(1,238.0)
Net Deferred Tax Assets (C)	370.8	72.7	22.4	298.0	348.4
(Reference)
Tier I Capital (D)	6,721.4	(125.7)	46.7	6,847.2	6,674.6
(C)/(D) (%)	5.5	1.1	0.2	4.3	5.2

Mizuho Financial Group, Inc.

2. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2012 to September 30, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	1,425.1
Income before Income Taxes	2	945.3
Tax Adjustments *1	3	377.1
Taxable Income before Current Deductible Temporary Differences *2	4	1,322.4
Effective Statutory Tax Rate	5	37.91%/35.54%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [4 x 5 ]	6	489.2

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2008	128.9
Fiscal 2009	94.8
Fiscal 2010	115.8
Fiscal 2011	137.9
First Half of Fiscal 2012 (estimate)	106.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for First Half of Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
			Change from March 31, 2012	Change from September 30, 2011
Reserves for Possible Losses on Loans	7	143.1	(11.4)	(52.3)	154.6	195.5
Impairment of Securities	8	257.5	25.1	(4.3)	232.4	261.8
Net Unrealized Losses on Other Securities	9	14.4	(15.4)	(33.9)	29.9	48.4
Reserve for Employee Retirement Benefits	10	—	—	—	—	—
Net Deferred Hedge Losses	11	2.0	(4.3)	1.5	6.4	0.5
Tax Losses Carried Forward	12	—	—	(58.8)	—	58.8
Other	13	180.5	4.0	(17.4)	176.4	198.0

Total Deferred Tax Assets	14	597.7	(2.1)	(165.5)	599.9	763.2

Valuation Allowance	15	(249.8)	0.5	132.9	(250.4)	(382.8)

Sub-Total [ 14 + 15 ]	16	347.8	(1.5)	(32.5)	349.4	380.4

Amount related to Retirement Benefits Accounting *1	17	(83.9)	2.5	18.5	(86.5)	(102.5)
Net Unrealized Gains on Other Securities	18	(20.3)	(9.7)	(11.9)	(10.6)	(8.4)
Net Deferred Hedge Gains	19	—	—	—	—	—
Other	20	(28.8)	0.6	4.2	(29.4)	(33.0)

Total Deferred Tax Liabilities	21	(133.1)	(6.5)	10.7	(126.6)	(143.9)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	214.6	(8.1)	(21.7)	222.7	236.4
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(20.3)	(9.7)	(11.9)	(10.6)	(8.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	2.0	(4.3)	1.5	6.4	0.5
Tax effects related to others	25	233.0	6.0	(11.3)	227.0	244.3

*1	Amount related to Retirement Benefits Accounting includes ¥(65.0) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66). Period for future taxable income considered in the assessment is five years.

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,425.1 billion [1]

Income before Income Taxes: ¥945.3 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥1,322.4 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥597.7 billion [14]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥249.8 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥133.1 billion [21], ¥214.6 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2012 to September 30, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	2,373.4
Income before Income Taxes	2	1,703.5
Tax Adjustments *1	3	226.8
Taxable Income before Current Deductible Temporary Differences *2	4	1,930.3
Effective Statutory Tax Rate	5	38.01%/35.64%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [4 x 5]	6	712.7

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2008	236.1
Fiscal 2009	96.8
Fiscal 2010	177.8
Fiscal 2011	323.1
First Half of Fiscal 2012 (estimate)	206.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for First Half of Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
			Change from March 31, 2012	Change from September 30, 2011
Reserves for Possible Losses on Loans	7	81.3	2.7	(2.7)	78.5	84.0
Impairment of Securities	8	635.9	40.5	(56.5)	595.4	692.5
Net Unrealized Losses on Other Securities	9	65.4	(4.2)	(47.8)	69.7	113.3
Reserve for Employee Retirement Benefits	10	—	—	—	—	—
Net Deferred Hedge Losses	11	—	—	—	—	—
Tax Losses Carried Forward	12	—	—	(42.0)	—	42.0
Other	13	116.5	(12.6)	(36.5)	129.1	153.0

Total Deferred Tax Assets	14	899.2	26.3	(185.8)	872.8	1,085.0

Valuation Allowance	15	(582.3)	39.1	185.5	(621.5)	(767.8)

Sub-Total [14 + 15]	16	316.9	65.5	(0.2)	251.3	317.1

Amount related to Retirement Benefits Accounting *1	17	(45.7)	1.2	9.5	(47.0)	(55.3)
Net Unrealized Gains on Other Securities	18	(20.9)	20.3	8.3	(41.3)	(29.2)
Net Deferred Hedge Gains	19	(99.3)	(12.9)	24.5	(86.3)	(123.8)
Other	20	(10.8)	3.2	2.6	(14.1)	(13.4)

Total Deferred Tax Liabilities	21	(176.9)	11.9	45.0	(188.8)	(221.9)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	139.9	77.4	44.7	62.4	95.2
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(4.7)	22.9	(16.4)	(27.7)	11.6
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(99.3)	(12.9)	24.5	(86.3)	(123.8)
Tax effects related to others	25	244.0	67.4	36.6	176.5	207.3

*1	Amount related to Retirement Benefits Accounting includes ¥(23.1) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥2,373.4 billion [1]

Income before Income Taxes: ¥1,703.5 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥1,930.3 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥899.2 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥582.3 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥176.9 billion [21], ¥139.9 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2012 to September 30, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	266.5
Income before Income Taxes	2	196.4
Tax Adjustments *1	3	29.2
Taxable Income before Current Deductible Temporary Differences *2	4	225.6

Effective Statutory Tax Rate	5	38.00%/35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [4 x 5]	6	83.2

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2008	10.3
Fiscal 2009	16.7
Fiscal 2010	20.1
Fiscal 2011	30.8
First Half of Fiscal 2012 (estimate)	8.5

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for First Half of Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
			Change from March 31, 2012	Change from September 30, 2011
Reserves for Possible Losses on Loans	7	7.1	(0.3)	(2.6)	7.4	9.8
Impairment of Securities	8	55.0	3.2	(4.0)	51.8	59.0
Net Unrealized Losses on Other Securities	9	3.5	0.1	(1.9)	3.4	5.5
Reserve for Employee Retirement Benefits	10	13.0	0.6	(0.2)	12.4	13.3
Net Deferred Hedge Losses	11	0.9	(1.2)	(1.9)	2.2	2.9
Tax Losses Carried Forward	12	—	—	(11.1)	—	11.1
Other	13	11.8	(0.7)	(2.4)	12.5	14.3

Total Deferred Tax Assets	14	91.7	1.6	(24.3)	90.0	116.1

Valuation Allowance	15	(65.2)	(0.5)	22.0	(64.7)	(87.3)

Sub-Total [ 14 + 15 ]	16	26.5	1.1	(2.3)	25.3	28.8

Amount related to Retirement Benefits Accounting *1	17	(5.3)	—	0.7	(5.3)	(6.0)
Net Unrealized Gains on Other Securities	18	(4.7)	2.0	0.8	(6.7)	(5.6)
Net Deferred Hedge Gains	19	—	—	—	—	—
Other	20	(0.3)	0.1	0.0	(0.4)	(0.3)

Total Deferred Tax Liabilities	21	(10.3)	2.2	1.7	(12.5)	(12.0)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	16.1	3.3	(0.6)	12.8	16.8
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(4.2)	1.6	(0.9)	(5.8)	(3.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	0.9	(1.2)	(1.9)	2.2	2.9
Tax effects related to others	25	19.4	3.0	2.3	16.3	17.0

*1.	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2.	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66). Period for future taxable income considered in the assessment is five years.

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥266.5 billion [1]

Income before Income Taxes: ¥196.4 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥225.6 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥91.7 billion [14]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥65.2 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥10.3 billion [21], ¥16.1 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2012 to September 30, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	4,065.0
Income before Income Taxes	2	2,845.2
Tax Adjustments *1	3	633.2
Taxable Income before Current Deductible Temporary Differences *2	4	3,478.4
Effective Statutory Tax Rate	5	35.54%~38.01%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,285.2

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2008	375.3
Fiscal 2009	208.3
Fiscal 2010	313.7
Fiscal 2011	491.9
First Half of Fiscal 2012 (estimate)	320.5

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for First Half of Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
			Change from March 31, 2012	Change from September 30, 2011
Reserves for Possible Losses on Loans	7	231.6	(9.0)	(57.7)	240.6	289.3
Impairment of Securities	8	948.5	68.8	(64.9)	879.7	1,013.4
Net Unrealized Losses on Other Securities	9	83.5	(19.6)	(83.7)	103.1	167.2
Reserve for Employee Retirement Benefits	10	13.0	0.6	(0.2)	12.4	13.3
Net Deferred Hedge Losses	11	3.0	(5.6)	(0.4)	8.6	3.4
Tax Losses Carried Forward	12	—	—	(112.1)	—	112.1
Other	13	308.9	(9.2)	(56.5)	318.2	365.5

Total Deferred Tax Assets	14	1,588.8	25.9	(375.7)	1,562.9	1,964.5

Valuation Allowance	15	(897.5)	39.2	340.5	(936.7)	(1,238.0)

Sub-Total [ 14 + 15 ]	16	691.3	65.1	(35.1)	626.1	726.4

Amount related to Retirement Benefits Accounting *1	17	(135.0)	3.8	28.8	(138.9)	(163.9)
Net Unrealized Gains on Other Securities	18	(46.0)	12.6	(2.7)	(58.7)	(43.3)
Net Deferred Hedge Gains	19	(99.3)	(12.9)	24.5	(86.3)	(123.8)
Other	20	(39.9)	4.1	6.9	(44.0)	(46.8)

Total Deferred Tax Liabilities	21	(320.4)	7.6	57.5	(328.0)	(378.0)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	370.8	72.7	22.4	298.0	348.4
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(29.3)	14.8	(29.3)	(44.2)	0.0
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(96.3)	(18.6)	24.1	(77.7)	(120.4)
Tax effects related to others	25	496.5	76.4	27.6	420.0	468.8

*1	Amount related to Retirement Benefits Accounting includes ¥(93.5) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Deposits	71,346.4	355.8	1,860.8	70,990.6	69,485.6
Individual Deposits	37,307.0	296.0	841.8	37,011.0	36,465.2
Corporate Deposits	29,537.1	28.4	1,791.5	29,508.6	27,745.5
Financial/Government Institutions	4,502.3	31.3	(772.5)	4,470.9	5,274.8

Mizuho Bank

Deposits	57,689.6	(14.5)	1,522.6	57,704.1	56,166.9
Individual Deposits	35,898.7	360.7	963.2	35,538.0	34,935.5
Corporate Deposits	19,515.2	3.0	1,027.0	19,512.2	18,488.1
Financial/Government Institutions	2,275.6	(378.3)	(467.6)	2,653.9	2,743.3

Mizuho Corporate Bank

Deposits	11,528.4	335.3	356.0	11,193.1	11,172.4
Individual Deposits	6.8	2.4	(3.7)	4.3	10.6
Corporate Deposits	9,425.9	(29.7)	702.7	9,455.6	8,723.1
Financial/Government Institutions	2,095.7	362.5	(342.9)	1,733.1	2,438.6

Mizuho Trust & Banking

Deposits	2,128.3	35.0	(17.8)	2,093.3	2,146.2
Individual Deposits	1,401.4	(67.1)	(117.6)	1,468.6	1,519.0
Corporate Deposits	595.9	55.1	61.7	540.8	534.2
Financial/Government Institutions	130.9	47.1	38.0	83.8	92.9

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregated Figures of Mizuho Financial Group, Inc. and the 3 Banks

	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Members of the Board of Directors and Auditors	33	(5)	(7)	38	40
Executive Officers (excluding those doubling as directors)	94	(1)	(3)	95	97
Employees (excluding Executive Officers)	31,461	78	(396)	31,383	31,857
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated) Mizuho Financial Group, Inc.
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	11	5	5	6	6
Employees (excluding Executive Officers)	1,065	466	522	599	543

Non-Consolidated Mizuho Bank
	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Members of the Board of Directors and Auditors	9	(1)	(2)	10	11
Executive Officers (excluding those doubling as directors)	55	21	20	34	35
Employees (excluding Executive Officers)	18,890	(269)	(808)	19,159	19,698

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	9	(1)	(1)	10	10
Executive Officers (excluding those doubling as directors)	53	13	12	40	41
Employees (excluding Executive Officers)	8,341	(109)	—	8,450	8,341

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	9	—	(1)	9	10
Executive Officers (excluding those doubling as directors)	26	5	5	21	21
Employees (excluding Executive Officers)	3,165	(10)	(110)	3,175	3,275

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of September 30, 2012			As of March 31, 2012	As of September 30, 2011
		Change from March 31, 2012	Change from September 30, 2011
Head Offices and Domestic Branches	452	2	1	450	451
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	54	3	6	51	48
Overseas Sub-Branches	10	(1)	(1)	11	11
Overseas Representative Offices	7	1	2	6	5

*   Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (42), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	398	2	1	396	397
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	38	1	—	37	38
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*   Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (18), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank

Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	10	(1)	(1)	11	11
Overseas Representative Offices	7	1	2	6	5
* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (24).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	—	36	36
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	16	2	6	14	10
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2012

Consolidated

(Billions of yen)
Fiscal 2012
Ordinary Profits	700.0
Net Income	500.0

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2012
	Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	873.0	330.0	490.0	53.0
Ordinary Profits	495.0	190.0	280.0	25.0
Net Income	410.0	145.0	240.0	25.0

Credit-related Costs	(50.0)	(20.0)	(25.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO BANK

	Millions of yen
	As of September 30, 2012 (A)	As of September 30, 2011 (B)	Change (A) - (B)	As of March 31, 2012 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥3,654,528	¥3,002,895	¥651,633	¥3,076,523	¥578,005
Call Loans	9,740,000	8,640,000	1,100,000	8,640,000	1,100,000
Guarantee Deposits Paid under Securities Borrowing Transactions	516,417	276,082	240,335	705,783	(189,365)
Other Debt Purchased	626,366	840,569	(214,203)	764,040	(137,673)
Trading Assets	1,034,268	1,109,753	(75,485)	1,106,364	(72,095)
Money Held in Trust	922	928	(6)	965	(42)
Securities	24,936,480	23,306,191	1,630,289	25,199,189	(262,708)
Loans and Bills Discounted	31,502,656	31,977,021	(474,364)	32,540,885	(1,038,229)
Foreign Exchange Assets	104,367	108,307	(3,939)	109,477	(5,109)
Other Assets	1,907,400	2,439,850	(532,449)	2,017,217	(109,817)
Tangible Fixed Assets	717,625	737,329	(19,703)	735,924	(18,298)
Intangible Fixed Assets	220,339	220,037	302	221,406	(1,066)
Deferred Tax Assets	214,694	236,455	(21,760)	222,795	(8,100)
Customers’ Liabilities for Acceptances and Guarantees	972,501	938,033	34,468	959,117	13,384
Reserves for Possible Losses on Loans	(329,032)	(377,370)	48,337	(344,674)	15,642
Reserve for Possible Losses on Investments	(12)	(1)	(10)	(1)	(10)

Total Assets	¥75,819,526	¥73,456,083	¥2,363,442	¥75,955,014	¥(135,488)

Liabilities
Deposits	¥57,708,344	¥56,207,106	¥1,501,237	¥57,744,476	¥(36,132)
Negotiable Certificates of Deposit	1,369,240	1,028,630	340,610	1,267,290	101,950
Debentures	—	25,932	(25,932)	—	—
Call Money	1,429,100	1,393,125	35,974	1,193,800	235,300
Guarantee Deposits Received under Securities Lending Transactions	3,100,752	2,684,429	416,322	2,410,375	690,377
Trading Liabilities	272,751	315,244	(42,492)	275,934	(3,183)
Borrowed Money	5,310,024	5,186,932	123,091	6,753,601	(1,443,576)
Foreign Exchange Liabilities	10,127	12,962	(2,834)	12,397	(2,269)
Bonds and Notes	781,800	780,800	1,000	738,200	43,600
Other Liabilities	2,537,738	2,709,412	(171,673)	2,266,795	270,943
Reserve for Bonus Payments	8,059	8,487	(428)	8,948	(888)
Reserve for Reimbursement of Deposits	14,845	14,893	(48)	14,612	233
Reserve for Reimbursement of Debentures	24,515	15,245	9,270	20,193	4,322
Deferred Tax Liabilities for Revaluation Reserve for Land	66,376	75,806	(9,429)	66,381	(4)
Acceptances and Guarantees	972,501	938,033	34,468	959,117	13,384

Total Liabilities	73,606,179	71,397,042	2,209,136	73,732,123	(125,944)

Net Assets
Common Stock and Preferred Stock	700,000	700,000	—	700,000	—
Capital Surplus	1,057,242	1,057,242	—	1,057,242	—
Capital Reserve	490,707	490,707	—	490,707	—
Other Capital Surplus	566,535	566,535	—	566,535	—
Retained Earnings	301,785	259,205	42,580	371,745	(69,959)
Appropriated Reserve	19,493	1,332	18,161	1,332	18,161
Other Retained Earnings	282,291	257,872	24,419	370,413	(88,121)
Retained Earnings Brought Forward	282,291	257,872	24,419	370,413	(88,121)

Total Shareholders’ Equity	2,059,028	2,016,447	42,580	2,128,988	(69,959)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	41,915	(63,297)	105,213	(10,556)	52,472
Net Deferred Hedge Gains (Losses), net of Taxes	(3,670)	(747)	(2,923)	(11,621)	7,951
Revaluation Reserve for Land, net of Taxes	116,073	106,638	9,434	116,081	(7)

Total Valuation and Translation Adjustments	154,318	42,593	111,725	93,903	60,415

Total Net Assets	2,213,347	2,059,041	154,305	2,222,891	(9,544)

Total Liabilities and Net Assets	¥75,819,526	¥73,456,083	¥2,363,442	¥75,955,014	¥(135,488)

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2012 (A)	For the six months ended September 30, 2011 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2012
Ordinary Income	¥557,002	¥515,560	¥41,441	¥1,068,214
Interest Income	305,382	318,258	(12,876)	634,488
Interest on Loans and Bills Discounted	211,887	224,749	(12,862)	444,381
Interest and Dividends on Securities	59,652	57,096	2,556	117,172
Fee and Commission Income	106,385	97,171	9,213	203,465
Trading Income	23,476	28,195	(4,719)	23,337
Other Operating Income	81,766	30,635	51,130	98,743
Other Ordinary Income	39,991	41,298	(1,306)	108,179

Ordinary Expenses	496,818	461,354	35,463	876,840
Interest Expenses	43,686	45,615	(1,928)	89,116
Interest on Deposits	15,963	19,046	(3,083)	35,658
Interest on Debentures	—	339	(339)	384
Fee and Commission Expenses	31,056	30,256	799	55,720
Trading Expenses	—	—	—	675
Other Operating Expenses	8,046	16,171	(8,125)	15,853
General and Administrative Expenses	286,003	300,009	(14,005)	603,972
Other Ordinary Expenses	128,026	69,302	58,724	111,501

Ordinary Profits	60,183	54,205	5,977	191,374

Extraordinary Gains	34	38	(3)	101

Extraordinary Losses	1,942	29,525	(27,583)	36,670

Income before Income Taxes	58,275	24,718	33,557	154,805
Income Taxes:
Current	43,447	219	43,228	436
Deferred	(6,010)	6,894	(12,904)	24,213

Net Income	¥20,838	¥17,604	¥3,234	¥130,155

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings					Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity
						Retained Earnings Brought Forward
Balance as of April 1, 2012	¥700,000	¥490,707	¥566,535	¥1,057,242	¥1,332	¥370,413	¥371,745	—	¥2,128,988	¥(10,556)	¥(11,621)	¥116,081	¥93,903	¥2,222,891

Changes during the period
Cash Dividends	—	—	—	—	18,161	(108,967)	(90,806)	—	(90,806)	—	—	—	—	(90,806)
Net Income	—	—	—	—	—	20,838	20,838	—	20,838	—	—	—	—	20,838
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	7	7	—	7	—	—	—	—	7
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	52,472	7,951	(7)	60,415	60,415

Total Changes during the period	—	—	—	—	18,161	(88,121)	(69,959)	—	(69,959)	52,472	7,951	(7)	60,415	(9,544)

Balance as of September 30, 2012	¥700,000	¥490,707	¥566,535	¥1,057,242	¥19,493	¥282,291	¥301,785	—	¥2,059,028	¥41,915	¥(3,670)	¥116,073	¥154,318	¥2,213,347

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	As of September 30, 2012 (A)	As of September 30, 2011 (B)	Change (A) - (B)	As of March 31, 2012 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥4,883,608	¥3,562,044	¥1,321,563	¥4,426,242	¥457,365
Call Loans	237,109	224,773	12,336	229,155	7,954
Receivables under Resale Agreements	642,402	731,014	(88,612)	1,006,263	(363,860)
Guarantee Deposits Paid under Securities Borrowing Transactions	1,706,908	1,240,053	466,854	1,293,030	413,877
Other Debt Purchased	127,438	90,113	37,325	113,670	13,768
Trading Assets	5,114,991	5,037,747	77,243	4,423,962	691,028
Money Held in Trust	2,837	101	2,736	1	2,836
Securities	22,602,838	22,842,729	(239,891)	24,789,261	(2,186,422)
Loans and Bills Discounted	28,440,310	26,273,753	2,166,557	28,058,800	381,510
Foreign Exchange Assets	892,226	868,334	23,892	879,653	12,572
Derivatives other than for Trading	4,683,463	6,578,953	(1,895,489)	5,209,806	(526,343)
Other Assets	980,724	896,108	84,615	1,378,450	(397,725)
Tangible Fixed Assets	90,743	100,018	(9,274)	94,695	(3,952)
Intangible Fixed Assets	60,356	67,710	(7,354)	63,166	(2,810)
Deferred Tax Assets	139,985	95,208	44,776	62,494	77,491
Customers’ Liabilities for Acceptances and Guarantees	3,770,965	3,436,433	334,531	3,953,368	(182,403)
Reserves for Possible Losses on Loans	(209,477)	(209,803)	326	(220,237)	10,760
Reserve for Possible Losses on Investments	(991)	(2,496)	1,504	(1,174)	182

Total Assets	¥74,166,440	¥71,832,800	¥2,333,640	¥75,760,611	¥(1,594,170)

Liabilities
Deposits	¥19,855,676	¥19,606,163	¥249,513	¥19,679,512	¥176,164
Negotiable Certificates of Deposit	10,314,363	9,396,772	917,590	9,831,173	483,189
Call Money	12,813,011	11,470,813	1,342,197	11,946,104	866,906
Payables under Repurchase Agreements	4,471,711	3,694,078	777,633	4,572,422	(100,710)
Guarantee Deposits Received under Securities Lending Transactions	2,920,338	2,119,688	800,650	3,629,352	(709,013)
Trading Liabilities	3,530,933	3,887,000	(356,067)	3,332,789	198,143
Borrowed Money	4,456,681	4,860,088	(403,406)	5,584,005	(1,127,323)
Foreign Exchange Liabilities	258,690	214,967	43,723	268,281	(9,590)
Short-term Bonds	68,300	109,500	(41,200)	97,400	(29,100)
Bonds and Notes	3,007,617	3,174,259	(166,642)	3,112,154	(104,537)
Derivatives other than for Trading	4,288,785	5,968,956	(1,680,171)	5,168,223	(879,438)
Other Liabilities	854,537	479,948	374,588	938,212	(83,675)
Reserve for Bonus Payments	4,811	4,592	218	8,131	(3,320)
Reserve for Possible Losses on Sales of Loans	20	686	(666)	8	12
Reserve for Contingencies	1,240	1,027	212	2,003	(762)
Deferred Tax Liabilities for Revaluation Reserve for Land	16,209	20,819	(4,609)	16,861	(652)
Acceptances and Guarantees	3,770,965	3,436,433	334,531	3,953,368	(182,403)

Total Liabilities	70,633,893	68,445,797	2,188,096	72,140,005	(1,506,112)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—	1,404,065	—
Capital Surplus	1,039,244	1,039,244	—	1,039,244	—
Capital Reserve	578,540	578,540	—	578,540	—
Other Capital Surplus	460,703	460,703	—	460,703	—
Retained Earnings	941,875	846,337	95,537	990,701	(48,826)
Appropriated Reserve	29,443	1,355	28,087	1,355	28,087
Other Retained Earnings	912,431	844,981	67,449	989,345	(76,913)
Retained Earnings Brought Forward	912,431	844,981	67,449	989,345	(76,913)

Total Shareholders’ Equity	3,385,184	3,289,646	95,537	3,434,010	(48,826)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(59,383)	(111,665)	52,281	2,024	(61,408)
Net Deferred Hedge Gains (Losses), net of Taxes	179,370	180,571	(1,200)	156,015	23,354
Revaluation Reserve for Land, net of Taxes	27,375	28,450	(1,074)	28,554	(1,178)

Total Valuation and Translation Adjustments	147,362	97,356	50,006	186,594	(39,232)

Total Net Assets	3,532,547	3,387,003	145,543	3,620,605	(88,058)

Total Liabilities and Net Assets	¥74,166,440	¥71,832,800	¥2,333,640	¥75,760,611	¥(1,594,170)

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the six months ended September 30, 2012 (A)	For the six months ended September 30, 2011 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2012
Ordinary Income	¥575,872	¥541,871	¥34,000	¥1,075,096
Interest Income	323,635	322,514	1,121	675,903
Interest on Loans and Bills Discounted	181,135	165,504	15,631	354,552
Interest and Dividends on Securities	100,283	103,424	(3,141)	214,666
Fee and Commission Income	76,335	70,788	5,546	158,169
Trading Income	21,469	4,220	17,249	21,272
Other Operating Income	133,731	130,292	3,438	198,487
Other Ordinary Income	20,699	14,055	6,644	21,263

Ordinary Expenses	480,818	390,902	89,916	724,882
Interest Expenses	130,747	132,473	(1,725)	280,892
Interest on Deposits	23,327	24,251	(923)	52,913
Fee and Commission Expenses	11,819	11,336	483	23,248
Trading Expenses	235	1,920	(1,685)	—
Other Operating Expenses	25,644	34,352	(8,708)	67,931
General and Administrative Expenses	123,961	125,435	(1,474)	263,302
Other Ordinary Expenses	188,411	85,384	103,026	89,507

Ordinary Profits	95,053	150,969	(55,915)	350,214

Extraordinary Gains	613	55	558	1,438

Extraordinary Losses	2,111	678	1,432	1,401

Income before Income Taxes	93,556	150,346	(56,790)	350,251
Income Taxes:
Current	71,217	11,756	59,461	40,348
Deferred	(68,095)	13,466	(81,561)	42,700

Net Income	¥90,433	¥125,123	¥(34,689)	¥267,201

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings					Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity
						Retained Earnings Brought Forward
Balance as of April 1, 2012	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥1,355	¥989,345	¥990,701	—	¥3,434,010	¥2,024	¥156,015	¥28,554	¥186,594	¥3,620,605

Changes during the period
Cash Dividends	—	—	—	—	28,087	(168,525)	(140,438)	—	(140,438)	—	—	—	—	(140,438)
Net Income	—	—	—	—	—	90,433	90,433	—	90,433	—	—	—	—	90,433
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	1,178	1,178	—	1,178	—	—	—	—	1,178
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(61,408)	23,354	(1,178)	(39,232)	(39,232)

Total Changes during the period	—	—	—	—	28,087	(76,913)	(48,826)	—	(48,826)	(61,408)	23,354	(1,178)	(39,232)	(88,058)

Balance as of September 30, 2012	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥29,443	¥912,431	¥941,875	—	¥3,385,184	¥(59,383)	¥179,370	¥27,375	¥147,362	¥3,532,547

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2012 (A)	As of September 30, 2011 (B)	Change (A) - (B)	As of March 31, 2012 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥651,427	¥534,316	¥117,111	¥655,446	¥(4,018)
Call Loans	1,551	17,279	(15,728)	4,928	(3,377)
Other Debt Purchased	88,242	112,485	(24,242)	91,187	(2,944)
Trading Assets	73,780	70,040	3,739	65,117	8,662
Securities	1,729,967	2,129,273	(399,305)	2,114,064	(384,096)
Loans and Bills Discounted	3,480,940	3,342,652	138,288	3,278,976	201,964
Foreign Exchange Assets	178	187	(8)	137	40
Other Assets	110,986	138,339	(27,353)	141,083	(30,097)
Tangible Fixed Assets	27,976	28,727	(751)	28,567	(591)
Intangible Fixed Assets	18,070	19,373	(1,302)	18,444	(373)
Deferred Tax Assets	16,195	16,808	(612)	12,809	3,386
Customers’ Liabilities for Acceptances and Guarantees	49,199	49,518	(319)	49,548	(349)
Reserves for Possible Losses on Loans	(16,666)	(17,377)	711	(17,971)	1,305
Reserve for Possible Losses on Investments	(9)	—	(9)	(0)	(9)

Total Assets	¥6,231,841	¥6,441,625	¥(209,783)	¥6,442,339	¥(210,497)

Liabilities
Deposits	¥2,194,700	¥2,157,421	¥37,278	¥2,104,687	¥90,013
Negotiable Certificates of Deposit	930,040	1,047,030	(116,990)	1,000,640	(70,600)
Call Money	743,232	700,464	42,768	780,724	(37,491)
Guarantee Deposits Received under Securities Lending Transactions	358,039	287,236	70,802	384,723	(26,683)
Trading Liabilities	70,743	70,814	(71)	65,282	5,461
Borrowed Money	516,670	816,100	(299,430)	766,352	(249,682)
Foreign Exchange Liabilities	2	2	0	14	(11)
Bonds and Notes	78,700	88,500	(9,800)	88,500	(9,800)
Due to Trust Accounts	902,518	862,710	39,807	805,241	97,276
Other Liabilities	22,871	23,378	(506)	22,444	427
Reserve for Bonus Payments	1,838	1,963	(124)	1,942	(104)
Reserve for Contingencies	13,285	13,306	(20)	13,520	(234)
Reserve for Reimbursement of Deposits	1,167	1,196	(28)	1,157	10
Acceptances and Guarantees	49,199	49,518	(319)	49,548	(349)

Total Liabilities	5,883,011	6,119,644	(236,633)	6,084,780	(201,769)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—	247,369	—
Capital Surplus	15,505	15,505	—	15,505	—
Capital Reserve	15,505	15,505	—	15,505	—
Retained Earnings	74,792	51,796	22,995	72,827	1,964
Appropriated Reserve	9,508	9,508	—	9,508	—
Other Retained Earnings	65,283	42,288	22,995	63,319	1,964
Retained Earnings Brought Forward	65,283	42,288	22,995	63,319	1,964

Total Shareholders’ Equity	337,667	314,671	22,995	335,702	1,964

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	12,952	11,607	1,345	25,988	(13,035)
Net Deferred Hedge Gains (Losses), net of Taxes	(1,789)	(4,298)	2,508	(4,132)	2,342

Total Valuation and Translation Adjustments	11,163	7,309	3,854	21,856	(10,693)

Total Net Assets	348,830	321,981	26,849	357,559	(8,728)

Total Liabilities and Net Assets	¥6,231,841	¥6,441,625	¥(209,783)	¥6,442,339	¥(210,497)

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2012 (A)	For the six months ended September 30, 2011 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2012
Ordinary Income	¥82,437	¥86,643	¥(4,205)	¥174,920
Fiduciary Income	23,583	24,242	(659)	48,450
Interest Income	28,074	30,243	(2,169)	59,410
Interest on Loans and Bills Discounted	19,620	21,325	(1,704)	41,669
Interest and Dividends on Securities	7,552	7,819	(266)	15,617
Fee and Commission Income	20,404	20,830	(425)	45,156
Trading Income	673	1,029	(356)	2,061
Other Operating Income	6,191	7,101	(909)	13,385
Other Ordinary Income	3,510	3,196	314	6,456

Ordinary Expenses	79,581	72,397	7,184	138,859
Interest Expenses	6,894	8,855	(1,961)	16,687
Interest on Deposits	1,591	2,475	(883)	4,478
Fee and Commission Expenses	12,331	11,772	559	22,949
Trading Expenses	6	—	6	—
Other Operating Expenses	454	463	(8)	1,747
General and Administrative Expenses	40,997	43,623	(2,625)	86,064
Other Ordinary Expenses	18,896	7,682	11,214	11,410

Ordinary Profits	2,856	14,245	(11,389)	36,060

Extraordinary Gains	254	—	254	—

Extraordinary Losses	681	28	653	107

Income before Income Taxes	2,428	14,217	(11,788)	35,953
Income Taxes:
Current	3,507	4	3,502	(5)
Deferred	(3,043)	4,451	(7,494)	5,167

Net Income	¥1,964	¥9,760	¥(7,796)	¥30,791

Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments			Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2012	¥247,369	¥15,505	—	¥15,505	¥9,508	¥63,319	¥72,827	—	¥335,702	¥25,988	¥(4,132)	¥21,856	¥357,559

Changes during the period
Net Income	—	—	—	—	—	1,964	1,964	—	1,964	—	—	—	1,964
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(13,035)	2,342	(10,693)	(10,693)

Total Changes during the period	—	—	—	—	—	1,964	1,964	—	1,964	(13,035)	2,342	(10,693)	(8,728)

Balance as of September 30, 2012	¥247,369	¥15,505	—	¥15,505	¥9,508	¥65,283	¥74,792	—	¥337,667	¥12,952	¥(1,789)	¥11,163	¥348,830

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

	Millions of yen		Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	885,040	Money Trusts	14,212,468
Securities	948,393	Pension Trusts	4,160,556
Beneficiary Rights to the Trusts	36,336,539	Property Formation Benefit Trusts	4,942
Securities held in Custody Accounts	792,535	Investment Trusts	11,594,574
Money Claims	5,071,701	Money Entrusted Other than Money Trusts	1,121,263
Tangible Fixed Assets	4,588,546	Securities Trusts	5,498,273
Intangible Fixed Assets	208,719	Money Claims Trusts	4,446,353
Other Claims	123,002	Land and Fixtures Trusts	202,760
Due from Banking Account	902,518	Composite Trusts	9,044,895
Cash and Due from Banks	433,740	Other Trusts	4,650

Total	50,290,739	Total	50,290,739

Note:	1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
	2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥35,323,939 million.
	3.	Joint trust assets under the management of other companies: ¥931,626 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
	4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥23,020 million.
Of this amount, Balance of Non-Accrual Delinquent Loans is ¥3,069 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen		Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	23,020	Principal	726,335
Securities	6	Reserve	69
Others	703,507	Others	129

Total	726,534	Total	726,534

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Change (A) - (B)	As of September 30, 2011 (C)	Change (A) - (C)
Total Amount of Funds	21,502,708	21,365,455	137,252	20,358,963	1,143,745

Deposits	2,194,700	2,104,687	90,013	2,157,421	37,278
Negotiable Certificates of Deposit	930,040	1,000,640	(70,600)	1,047,030	(116,990)
Money Trusts	14,212,468	14,226,430	(13,961)	12,925,267	1,287,201
Pension Trusts	4,160,556	4,028,734	131,822	4,224,682	(64,126)
Property Formation Benefit Trusts	4,942	4,963	(21)	4,561	381

Loans and Bills Discounted	4,365,981	4,088,017	277,963	4,437,826	(71,845)

of Banking accounts	3,480,940	3,278,976	201,964	3,342,652	138,288
of Trust accounts	885,040	809,041	75,998	1,095,173	(210,133)

Securities for Investments	2,678,361	3,027,792	(349,431)	2,879,147	(200,786)

of Banking accounts	1,729,967	2,114,064	(384,096)	2,129,273	(399,305)
of Trust accounts	948,393	913,728	34,664	749,874	198,518